SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 29, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia announces first phase of its new strategy, changes to operating model and Group Leadership Team

•	Stock Exchange Release: Nokia Corporation Financial Report for Q3 and January-September 2020

•	Report for Q3 and January-September 2020 attached to the stock exchange release

Stock exchange release	1 (4)
29 October 2020

Nokia Corporation
Stock Exchange Release
October 29, 2020, at 08:00 (CET +1)

Nokia announces first phase of its new strategy, changes to operating model and Group Leadership Team

New company strategy to be shared in three phases, starting today; new operating model to be effective January 1, 2021, designed to better position company for changing markets and align with customer needs.

•	New model to include four P&L-responsible business groups aligned with customer buying behavior

•	New business groups are Mobile Networks, IP and Fixed Networks, Cloud and Network Services and Nokia Technologies

•	New Customer Experience organization to strengthen customer relationships across all businesses

•	Optimizes model for better accountability and transparency, increased simplicity and improved cost-efficiency

•	New structure effective January 1, 2021

•	Nokia will announce its new strategy in three phases; more information to be shared on December 16, 2020, and at Capital Markets Day on March 18, 2021

Espoo, Finland – Nokia today announces high-level strategic principles and a new operating model that will be effective on January 1, 2021.

“Our industry is undergoing profound changes. Industrial automation and digitalization are increasing customer demand for high-performance networks, with a trend towards open interfaces, virtualization, and cloud native software. This will revolutionize how we design, deploy, manage and sell our products and solutions,” said Pekka Lundmark, President and CEO.

“As we work to renew our strategy, we will ensure we are well positioned to leverage these trends, improve our performance and position the company for long-term value creation.”

At this point, Nokia’s strategy review has reached four conclusions. First, that technology leadership will be the top priority; second, that the company’s current customer base, consisting of telco operators and enterprises (including webscale companies), provides a solid platform for value creation; third, that there is a longer-term opportunity to move into higher-value “network-as-a-service” business models; and fourth, that end-to-end as a core strategic idea will be replaced with a more focused approach, with each of the company’s new business groups having a distinct role in the overall strategy.

Nokia will have four P&L-responsible business groups structured around unique customer offerings, with ownership for becoming one of the market leaders in their respective sector. They will also need to demonstrate a clear route for delivering shareholder value with return on capital employed as a key metric.

Stock exchange release	2 (4)
29 October 2020

“Our goal is to better align with the needs of our customers, and through that increase accountability, reduce complexity and improve cost-efficiency. Going forward, we will have a more rigorous approach to capital allocation and will invest to win in those segments where we choose to compete,” said Pekka Lundmark.

The new business groups are:

•	Mobile Networks, which will include mobile network products, network deployment and technical support services, and related network management. This business group will offer the full portfolio for customers wanting to buy mobile access networks. It will target leadership in key technologies such as 5G, ORAN and vRAN. The net sales of Mobile Networks in the last four quarters were approximately €10 billion. Tommi Uitto has been appointed as President of this business group.

•	IP and Fixed Networks, which will include IP Routing, Optical Networks and Fixed Networks, as well as Alcatel Submarine Networks business, currently reported under “Group Common.” This business group will respond to the ever-increasing demand for higher capacity, greater reliability, faster speeds and lower costs. The net sales of IP and Fixed Networks in the last four quarters were approximately €7 billion. Federico Guillén has been appointed as President of this business group.

•	Cloud and Network Services, which will include the existing Nokia Software business (excluding Mobile Networks network management), Nokia’s enterprise solutions, core network solutions including both voice and packet core, and managed and advanced services from its current Global Services unit. This unit will also act as a delivery channel of certain products from other business groups to enterprise customers. Cloud and Network Services will target growth by leveraging the industry transition to cloud-based delivery, network-as-a-service business models, and software-led value creation. The net sales of Cloud and Network Services in the last four quarters were approximately €3 billion. Raghav Sahgal has been appointed as President of this business group.

•	Nokia Technologies, which will remain largely unchanged. The net sales of this business group in the last four quarters were approximately €1.4 billion. Jenni Lukander continues as President of this business group.

In addition to these four business groups, there will be a Customer Experience organization that will provide a common interface with customers and will act as the voice of the customer across all business groups. This unit will include Nokia’s customer teams, region and country management, as well as marketing. The organization will be led by Ricky Corker.

“Our focused business groups will ensure that we shorten the distance between customers and product development. Our new Customer Experience organization is designed to build on our deep customer relationships. We already have world-class teams and fully intend to keep this as a key strength going forward,” said Lundmark.

Additionally, there will be four corporate functions:

•	Finance, which will also include cross-company shared services, and which will be led by Chief Financial Officer Marco Wirén.

•	Legal and Compliance, which will be led by Chief Legal Officer Nassib Abou-Khalil.

•	People, which will include human resources functions, operating model management and real estate. This function will be led by Chief People Officer Stephanie Werner-Dietz.

•	Strategy and Technology, which will include strategic planning, long-term research including Nokia Bell Labs, and IT and digitalization. The leader for this function will be named at a later stage.

Stock exchange release	3 (4)
29 October 2020

The new structure and any resulting new appointments will take effect on January 1, 2021, at which point the roles mentioned above will form Nokia’s new Group Leadership Team led by President and CEO Pekka Lundmark. These leaders will start developing business plans for their respective units immediately.

Nokia plans to share more information about strategy, market dynamics and more details about its new business groups on December 16, 2020. A Capital Markets Day is planned for March 18, 2021, for deep dives into the company’s business groups, focusing on strategy, targets, and operational plans. Nokia also plans to adapt its external reporting in line with the new model to help investors assess the value of the different parts of its business.

Nokia’s Q3 2020 results analyst webcast will begin on October 29, 2020, at 3 p.m. EET. A link to the webcast will be available at www.nokia.com/financials. Media representatives can listen in via the link, or alternatively call +1 412 717 9224.

Note: Proposed organizational changes referenced in this release may be subject to consultation with employee representatives in certain jurisdictions and are not considered final until such processes are completed.

Media inquiries:
Nokia Communications
Tel.: +358 10 448 4900
Email: press.services@nokia.com

Katja Antila, Global Head of Media Relations

Investor inquiries:
Nokia Investor Relations
Tel.: +358 40 803 4080
Email: investor.relations@nokia.com

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communication service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online at www.nokia.com and follow us on Twitter at @nokia.

Stock exchange release	4 (4)
29 October 2020

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; M) expectations regarding our customers' future actions, including our customers’ capital expenditure constraints and our ability to satisfy customer’s needs and retain their business; and N) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies' ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return (if any) we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Stock exchange release	1 (9)
29 October 2020

Nokia Corporation

Interim report
29 October 2020 at 08:00 (CET +1)

Nokia Corporation Interim Report for Q3 and January-September 2020

Solid margin and free cash flow; net sales decline primarily due to services

•	Continued improvements in our Mobile Access portfolio; reducing product costs and improving product performance; commitment to invest in R&D to drive product leadership

•	7% year-on-year decrease in net sales, largely driven by lower services within Mobile Access, consistent with our expectation for lower network deployment services

•	Strong year-on-year growth in Nokia Enterprise

•	Continued margin expansion year-on-year, primarily driven by Mobile Access and Optical Networks

•	Positive operating profit, on a reported basis, in Q3 and first nine months of 2020

•	Solid free cash flow in Q3 and the first nine months of 2020

•	Adjusted 2020 outlook midpoints for non-IFRS EPS to EUR 0.23 (from EUR 0.25) and operating margin to 9.0% (from 9.5%), with the new midpoints and ranges within the previously provided outlook ranges

•	Provided new outlook for 2021 non-IFRS operating margin of 7-10%

•	Long term outlook to be provided latest at the Capital Markets Day on March 18, 2021

This is a summary of the Nokia Corporation Interim Report for Q3 and January-September 2020 published today. The complete Interim Report for Q3 and January-September 2020 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete financial reports with tables.

PEKKA LUNDMARK, President and CEO, on Q3 2020 results

In my first quarter as CEO of Nokia, I have seen both opportunities and challenges. As our solid Q3 results demonstrate, we are making good progress in many parts of our business. Profitability was up on a year-on-year basis, we had the fifth consecutive quarter of solid free cash flow, Nokia Enterprise maintained its double-digit growth, and we continued to strengthen the competitiveness and cost position of our mobile radio products.

When I look ahead, however, the good progress we have made is not enough. Our financial performance in 2021 is expected to be challenging, and more change is needed. We have lost share at one large North American customer, see some margin pressure in that market, and believe we need to further increase R&D investments to ensure leadership in 5G. In fact, we have decided that we will invest whatever it takes to win in 5G. Our customers are counting on us and we will be there for them.

We announced separately today some important changes to our operating model. The goal of this new model is to better align with the needs of our customers, and through that improve our performance and create shareholder value. The changes announced today mark a shift from end-to-end as a strategic principle to a more focused approach with each business group having a distinct role in our overall strategy.

Stock exchange release	2 (9)
29 October 2020

Each of the four new business groups will have P&L responsibility and ownership of creating a path to becoming one of the market leaders in their respective sector. The changes optimize our operating model for better accountability and transparency, increased simplicity and cost-efficiency.

We plan to share more details about our strategy in December and at a Capital Markets Day in March. A more rigorous approach to capital allocation will be key to our strategic direction. As a technology company we will invest to win in those segments where we choose to compete.

Equally important is our view of the future, where we see an opportunity to lead in “network-as-a-service” business models for telecom operators and enterprise customers. This change offers a broad opportunity for Nokia to provide a trusted, software-led and cloud-based network capability that can be rapidly integrated, deployed, and self-managed as a complete service, allowing us to move up the value chain and provide additional “network plus” value-adding services. This vision will take time to become a reality, but Nokia is well positioned to win given our deep experience in delivering carrier-grade network performance and extensive work with webscale companies and enterprises.

I have no doubt that the potential of Nokia is substantial, even if delivering on that promise will take time. We expect to stabilize our financial performance in 2021 and deliver progressive improvement towards our long-term goal after that. We intend to provide an update on long-term outlook at the latest on Capital Markets Day. I am confident that with the right strategy, focus, and operating model we will be successful. Today, we embark on that journey.

NOKIA FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q3'20	Q3'19	YoY change		Constant currency YoY change	Q1-Q3'20	Q1-Q3'19	YoY change		Constant currency YoY change
Net sales	5 294	5 686	(7)%		(3)%	15 299	16 412	(7)%		(6)%
Networks	4 112	4 434	(7)%		(3)%	11 825	12 770	(7)%		(6)%
Nokia Software	585	677	(14)%		(10)%	1 795	1 898	(5)%		(4)%
Nokia Technologies	331	358	(8)%		(8)%	1 020	1 112	(8)%		(8)%
Group Common and Other	275	236	17%		16%	691	720	(4)%		(5)%
Non-IFRS exclusions	(1)	(2)				(2)	(29)
Eliminations	(9)	(17)				(29)	(58)
Gross profit	1 976	1 969	0%			5 760	5 614	3%
Operating profit/(loss)	350	264	33%			444	(318)
Networks	263	128	105%			431	(7)
Nokia Software	87	156	(44)%			246	286	(14)%
Nokia Technologies	274	294	(7)%			846	919	(8)%
Group Common and Other	(138)	(100)				(499)	(329)
Non-IFRS exclusions	(136)	(214)				(581)	(1 187)
Operating margin %	6.6%	4.6%	200	bps		2.9%	(1.9)%	480	bps
Net sales (non-IFRS)	5 294	5 688	(7)%		(3)%	15 301	16 441	(7)%		(6)%
Gross profit (non-IFRS)	1 981	2 006	(1)%			5 785	5 765	0%
Operating profit (non-IFRS)	486	478	2%			1 025	869	18%
Operating margin % (non-IFRS)	9.2%	8.4%	80	bps		6.7%	5.3%	140	bps
Financial income and expenses	(73)	(98)	(26)%			(134)	(326)	(59)%
Income taxes	(74)	(80)				(124)	108
Profit/(loss) for the period	203	87	133%			187	(545)
EPS, diluted	0.04	0.01	300%			0.03	(0.10)
Financial income and expenses (non-IFRS)	(78)	(113)	(31)%			(172)	(291)	(41)%
Income taxes (non-IFRS)	(103)	(101)	2%			(202)	(161)	25%
Profit for the period (non-IFRS)	305	267	14%			653	409	60%
EPS, diluted (non-IFRS)	0.05	0.05	0%			0.11	0.07	57%

Stock exchange release	3 (9)
29 October 2020

The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia's underlying business performance. For details, please refer to note 2, "Non-IFRS to reported reconciliation", in the notes to the Financial statement information included in Nokia Corporation Interim Report for Q3 and January-September 2020. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the "Financial statement information" section included in Nokia Corporation Interim Report for Q3 and January-September 2020.

•	Both non-IFRS and reported net sales in Q3 2020 were EUR 5.3bn, compared to EUR 5.7bn in Q3 2019. On a constant currency basis, both non-IFRS and reported net sales decreased 3%, primarily due to services within Mobile Access. The services-related declines in Q3 2020 were primarily driven by lower levels of network deployment services, consistent with our expectation, as disclosed in our Outlook section of the Report for Q2 and Half Year 2020. In Nokia Enterprise, we continued to make great progress and delivered 15% year-on-year growth in net sales.
•	The impact of COVID-19 on Nokia’s financial performance and financial position was primarily related to factory closures, resulting in a net sales impact of approximately EUR 200 million in the first nine months of 2020, with the majority of these net sales expected to be shifted to future periods, rather than being lost. At the end of Q3 2020, we were no longer experiencing factory closures related to COVID-19. In addition, COVID-19 has affected our operational costs, and we now expect a temporary benefit of approximately EUR 250 million due to lower travel and personnel expenses related to COVID-19 in full year 2020.
•	In Q3 2020, non-IFRS gross margin was 37.4% (reported 37.3%) and non-IFRS operating margin was 9.2% (reported 6.6%). During the period, Nokia continued to deliver improvements in gross margin and operating margin.
•	In Networks, gross profit and operating profit increased, driven primarily by improved performance in Mobile Access and Optical Networks. In Mobile Access, we continued to drive improvements in our portfolio by strengthening our roadmaps, reducing product costs and improving our product performance. In Optical Networks, our significantly improved year-on-year results were due to a particularly strong Q3 2020, which benefitted from pent-up demand, following the easing of temporary supply chain constraints related to COVID-19.
•	Non-IFRS diluted EPS in Q3 2020 was EUR 0.05, compared to EUR 0.05 in Q3 2019, primarily driven by continued progress related to our cost savings program and a net positive fluctuation in financial income and expenses, partially offset by a net negative fluctuation in other operating income and expense, higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access and lower gross profit.
•	Reported diluted EPS in the first nine months of 2020 was EUR 0.03, compared to negative EUR 0.10 in the first nine months of 2019. The change was primarily driven by lower amortization of acquired intangible assets, continued progress related to our cost savings program, a net positive fluctuation in financial income and expenses and lower costs related to network equipment swaps, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access and a net negative fluctuation in other operating income and expense.
•	Q3 2020 was the fifth quarter in a row of solid free cash flow. We established a program in Q1 2019 to focus on free cash flow. Since establishing this program, reduced working capital has been a significant source of cash, principally because of lower net sales and, to a lesser extent, improved execution. During Q3 2020, net cash increased by approximately EUR 0.3 billion, resulting in an end-of-quarter net cash balance of approximately EUR 1.9 billion. During Q3 2020, total cash increased by approximately EUR 0.1 billion, resulting in an end-of-quarter total cash balance of approximately EUR 7.6 billion.

Stock exchange release	4 (9)
29 October 2020

COVID-19

The COVID-19 pandemic has made vividly clear the critical importance of connectivity to keep society functioning. We believe we have a resilient customer base, and we feel a sense of duty to our customers and the communities they serve.

We believe the impact of COVID-19 on Nokia’s financial performance and financial position has so far been primarily related to factory closures. Due to significant uncertainties and risks in estimating the impact of customer-related delivery and implementation challenges, we are now focusing our COVID-19 disclosure on the impact of factory closures, which have had a net sales impact of approximately EUR 200 million in the first nine months of 2020, with the majority of these net sales expected to be shifted to future periods, rather than being lost. At the end of Q3 2020, we were no longer experiencing factory closures related to COVID-19. The EUR 200 million of negative impact in the first nine months of 2020 relates primarily to Alcatel Submarine Networks within Group Common and Other, which experienced temporary factory closures that impacted Q1 2020 and Q2 2020.

COVID-19 also affected our operational costs (for example, temporary lower travel), capital expenditures (temporary delays), cash outflows related to taxes (tax relief), and net working capital (for example, lower inventories due to temporary disruptions). In full year 2020, we now expect a temporary benefit of approximately EUR 250 million due to lower travel and personnel expenses related to COVID-19, of which approximately EUR 150 million is expected to benefit operating expenses and approximately EUR 100 million is expected to benefit cost of sales.

Potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic.

During the COVID-19 pandemic, we have continued to advance our 5G roadmap and product evolution, as planned, and we believe that our COVID-19 mitigation actions in R&D have been successful. We believe we remain on track with our plans to drive progressive improvement over the course of 2020.

Health and safety

Naturally, Nokia’s first focus during the COVID-19 pandemic is to our employees. We have in place strict protocols for Nokia facilities and provided clear advice to our employees about how they can mitigate the risks of COVID-19 in situations where they have to go about critical work.

We have taken a range of steps, including banning international travel for Nokia employees, except for strictly-defined ‘critical’ reasons; closing all our facilities to all visitors, with the exception of people engaged in essential maintenance and services, and asking our staff to work from home wherever possible. We started implementing these measures in some regions already in January and have updated guidance as the situation has developed.

As the overwhelming majority of Nokia employees continue working remotely, we are providing guidance on how staff can maintain a healthy work-life balance and look after their physical and mental well-being.

Stock exchange release	5 (9)
29 October 2020

Supporting the essential services our customers provide

The products and services that we provide have never been more critical in enabling the world to continue to function in an orderly way. We continue to work closely with all our customers, to ensure that the changing needs and requirements at this time are well understood and that we respond appropriately to them.

In Q3 2020, connectivity continued to bring together people isolated from each other by the COVID-19 pandemic. Remote working and schooling, robust delivery of basic services and smart deliveries are just some examples that have been enabled by our connectivity solutions. Our shared value project with UNICEF in Kenya continued in Q3 2020 with the first schools connected in September using our Fixed Wireless Access solution, FastMile. The work started in early 2018. The current COVID-19 pandemic has underlined the importance of connectivity to enable digital learning and inclusion.

Nokia has a global manufacturing footprint designed for optimized global supply, and to mitigate against risks such as local disruptive events, transportation capacity problems, and political risks. Our supply network consists of 25 factories around the globe and six hubs for customer fulfillment. As a result, at the Nokia level, we are not dependent on one location or entity. We have also established a global command center to manage the supply chain challenges arising from the outbreak; and we are ready to activate relevant business continuity plans should the situation in any part of our organization require this.

Impact on asset valuations

COVID-19 has affected the valuations of certain assets, including investments in non-publicly quoted assets through Nokia’s venture fund investments and pension plans, the valuation of which is inherently challenging in fast-moving market conditions. In Q3 2020, the valuation uncertainty has decreased compared to Q2 2020 but still remains elevated (for details, please refer to note 5 “Pensions and other post-employment benefits” and note 8 “Fair value of financial instruments”) in the "Financial statement information" section included in Nokia Corporation interim report for Q3 and January-September 2020).

In relation to its financial statements as of September 30, 2020, Nokia has also considered the indicators of impairment of goodwill and other intangible assets, recoverability of deferred tax assets, valuation of inventories, and collectability of trade receivables and contract assets. Based on these assessments, COVID-19 is currently not expected to have long-term effects on Nokia’s financial performance that would require adjustments to the carrying amounts of goodwill and other intangible assets or deferred tax assets. Also, Nokia has not identified any material increase in the amount of bad debt or need to adjust the valuation of inventories.

Doing our part to fight the pandemic

We also feel another sense of duty – to the societies where Nokia operates. As a global company, we have a duty to be part of the global fight against this pandemic. In Q3 2020, we also continued our support for the mHealth program with UNICEF in Indonesia where their real-time big data and artificial intelligence platform is allowing policymakers and citizens to understand the levels of physical distancing, movement and mobility at the village level. As a result of the insights from the platform, UNICEF Indonesia has been able to materially assist in the formation of evidence-based policy to fight COVID-19, ensuring a lower disease burden and a brighter future in Indonesia.

Stock exchange release	6 (9)
29 October 2020

These actions demonstrate our strong commitment to supporting global efforts to end the pandemic and overcoming the disruption and challenges we currently face.

OUTLOOK

Full Year 2020

Non-IFRS diluted earnings per share	EUR 0.23 plus or minus 3 cents (adjusted from EUR 0.25 plus or minus 5 cents)
Non-IFRS operating margin	9.0% plus or minus 1.0 percentage points (adjusted from 9.5% plus or minus 1.5 percentage points)
Recurring free cash flow[1]	EUR 600 million plus or minus EUR 250 million (adjusted from clearly positive)

[1]	Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Full Year 2021

Non-IFRS operating margin	7 - 10% (new)

Long term

Nokia intends to provide a long term outlook, latest at Capital Markets Day on March 18, 2021 (This is in comparison to our previous long term outlook for 12-14% non-IFRS operating margin in 3 to 5 years.) Due to ongoing work related to our strategy and new operating model, we believe it would be premature to provide a long-term outlook.

Dividend

Long term (3 to 5 years) annual dividend distribution target: an earnings-based growing dividend of approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow. The annual distribution would be paid as quarterly dividends.

KEY DRIVERS OF NOKIA’S OUTLOOK

Networks and Nokia Software are expected to be influenced by factors including:

•	Our expectation that we will underperform our primary addressable market, which is expected to decline on a constant currency basis in full year 2020, excluding China (This is in comparison to our earlier commentary to slightly underperform our primary addressable market, which is expected to be flattish on a constant currency basis, excluding China). We lowered our expectations regarding network deployment services within Mobile Access, and we lowered our expectations for our primary addressable market, excluding China, due to the impact of COVID-19;

•	Our expectation for operating profit seasonality in 2020 to be similar to 2019, with the majority of operating profit to be generated in the fourth quarter. Due to our strong free cash flow performance in the first nine months of 2020, we no longer expect our free cash flow seasonality in 2020 to be similar to 2019;

•	Potential risks and uncertainties related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic;

•	Competitive intensity, which is particularly impacting Mobile Access and is expected to continue at a high level in full year 2020, as some competitors seek to take share in the early stage of 5G;

•	Our expectation that we will accelerate our product roadmaps and cost competitiveness through additional 5G investments in 2020, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;

Stock exchange release	7 (9)
29 October 2020

•	Our expectation that we will drive improvements in automation and productivity through additional digitalization investments in 2020;

•	Customer demand could weaken and risk could increase further in India, after the country’s Supreme Court upheld a ruling that telecoms companies must pay retroactive license and spectrum fees;

•	Opportunities and risks in North America following the completion of a merger, and, more broadly, the potential for temporary capital expenditure constraints due to potential mergers or acquisitions by our customers;

•	The timing of completions and acceptances of certain projects;

•	Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

•	Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program, which is explained in more detail in the Cost savings program section of Nokia Corporation interim report for Q3 and January-September;

•	Our product and regional mix, including the impact of the high cost level associated with our first generation 5G products; and

•	Macroeconomic, industry and competitive dynamics.

Nokia Technologies is expected to be influenced by factors including:

•	The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•	Results in brand and technology licensing;

•	Costs to protect and enforce our intellectual property rights; and

•	The regulatory landscape.

Additionally, our outlook is based on the following assumptions:

•	Nokia’s outlook for recurring free cash flow in 2020 is expected to be supported by an improvement in net working capital performance and improved operational results, partially offset by a more substantial difference in 2020 between profit and free cash flow in Nokia Technologies;

•	In 2020 and 2021, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to certain major prepayments we received from certain licensees in 2014 and 2017 (new);

•	Non-IFRS financial income and expenses are expected to be an expense of approximately EUR 250 million in full year 2020 and EUR 300 million over the longer-term. (This is in comparison to earlier commentary for an expense of EUR 300 million in full year 2020 and per annum over the longer-term). Our updated commentary is primarily due to our expectation for lower costs related to the sale of receivables and improved FX results driven by lower expected hedging costs;

•	Non-IFRS income taxes are expected at a rate of approximately 26% in full year 2020 and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

•	Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2020 and approximately EUR 400 million per annum over the longer term until our US or Finnish deferred tax assets are fully utilized (This is in comparison to earlier commentary for EUR 400 million in full year 2020 and EUR 450 million per annum over the longer term.) Our updated commentary is primarily due to our expectation for lower cash taxes in 2020, driven by COVID-19-related tax reliefs and delayed timing of certain tax outflows; and uncertainty related to timing of certain expected cash tax outflows over the longer term; and

•	Capital expenditures are expected to be approximately EUR 500 million in full year 2020. (This is in comparison to earlier commentary for EUR 550 million in full year 2020 and EUR 600 million over the longer-term.) We are not currently providing longer-term assumptions for capital expenditures, and our updated full year 2020 commentary is primarily due to temporary delays related to COVID-19.

Stock exchange release	8 (9)
29 October 2020

ANALYST CONFERENCE CALL

Nokia's analyst conference call will begin on October 29, 2020 at 3 p.m. Finnish time. A link to the webcast of the conference call will be available at www.nokia.com/financials. Media representatives can listen in via the link, or call +1-412-717-9224.

Media Inquiries:

Nokia Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

Investor Inquiries:

Nokia Investor Relations

Tel. +358 40 803 4080

Email: investor.relations@nokia.com

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Stock exchange release	9 (9)
29 October 2020

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; M) expectations regarding our customers' future actions, including our customers’ capital expenditure constraints and our ability to satisfy customer’s needs and retain their business; and N) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies' ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return (if any) we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Summary

Report for Q3 and January-September 2020

Solid margin and free cash flow; net sales decline primarily due to services

▪	Continued improvements in our Mobile Access portfolio; reducing product costs and improving product performance; commitment to invest in R&D to drive product leadership

▪	7% year-on-year decrease in net sales, largely driven by lower services within Mobile Access, consistent with our expectation for lower network deployment services

▪	Strong year-on-year growth in Nokia Enterprise

▪	Continued margin expansion year-on-year, primarily driven by Mobile Access and Optical Networks

▪	Positive operating profit, on a reported basis, in Q3 and first nine months of 2020

▪	Solid free cash flow in Q3 and the first nine months of 2020

▪	Adjusted 2020 outlook midpoints for non-IFRS EPS to EUR 0.23 (from EUR 0.25) and operating margin to 9.0% (from 9.5%), with the new midpoints and ranges within the previously provided outlook ranges

▪	Provided new outlook for 2021 non-IFRS operating margin of 7-10%

▪	Long term outlook to be provided latest at the Capital Markets Day on March 18, 2021

Pekka Lundmark, President and CEO,
on Q3 2020 results

In my first quarter as CEO of Nokia, I have seen both opportunities and challenges. As our solid Q3 results demonstrate, we are making good progress in many parts of our business. Profitability was up on a year-on-year basis, we had the fifth consecutive quarter of solid free cash flow, Nokia Enterprise maintained its double-digit growth, and we continued to strengthen the competitiveness and cost position of our mobile radio products.

When I look ahead, however, the good progress we have made is not enough. Our financial performance in 2021 is expected to be challenging, and more change is needed. We have lost share at one large North American customer, see some margin pressure in that market, and believe we need to further increase R&D investments to ensure leadership in 5G. In fact, we have decided that we will invest whatever it takes to win in 5G. Our customers are counting on us and we will be there for them.

We announced separately today some important changes to our operating model. The goal of this new model is to better align with the needs of our customers, and through that improve our performance and create shareholder value. The changes announced today mark a shift from end-to-end as a strategic principle to a more focused approach with each business group having a distinct role in our overall strategy.

Each of the four new business groups will have P&L responsibility and ownership of creating a path to becoming one of the market leaders in their respective sector. The changes optimize our operating model for better accountability and transparency, increased simplicity and cost-efficiency.

We plan to share more details about our strategy in December and at a Capital Markets Day in March. A more rigorous approach to capital allocation will be key to our strategic direction. As a technology company we will invest to win in those segments where we choose to compete.

Equally important is our view of the future, where we see an opportunity to lead in “network-as-a-service” business models for telecom operators and enterprise customers. This change offers a broad opportunity for Nokia to provide a trusted, software-led and cloud-based network capability that can be rapidly integrated, deployed, and self-managed as a complete service, allowing us to move up the value chain and provide additional “network plus” value-adding services. This vision will take time to become a reality, but Nokia is well positioned to win given our deep experience in delivering carrier-grade network performance and extensive work with webscale companies and enterprises.

EPS, diluted (non-IFRS) €0.05 Q3 19: €0.05	EPS, diluted €0.04 Q3 19: €0.01	Net cash and current financial investments (“net cash”) €1.9bn Q4 19: €1.7bn	Total cash and current financial investments (“total cash”) €7.6bn Q4 19: €6.0bn

I have no doubt that the potential of Nokia is substantial, even if delivering on that promise will take time. We expect to stabilize our financial performance in 2021 and deliver progressive improvement towards our long-term goal after that. We intend to provide an update on long-term outlook at the latest on Capital Markets Day. I am confident that with the right strategy, focus, and operating model we will be successful. Today, we embark on that journey.

October 29, 2020	1

Summary

Q3 2020 and January-September 2020 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, "Non-IFRS to reported reconciliation" and note 12, "Performance measures", in the "Financial statement information" section for details.

EUR million (except for EPS in EUR)	Q3'20	Q3'19	YoY change		Constant currency YoY change	Q1-Q3'20	Q1-Q3'19	YoY change		Constant currency YoY change
Net sales	5 294	5 686	(7)%		(3)%	15 299	16 412	(7)%		(6)%
Operating profit/(loss)	350	264	33%			444	(318)
Operating margin %	6.6%	4.6%	200	bps		2.9%	(1.9)%	480	bps
EPS, diluted	0.04	0.01	300%			0.03	(0.10)
Net sales (non-IFRS)	5 294	5 688	(7)%		(3)%	15 301	16 441	(7)%		(6)%
Operating profit (non-IFRS)	486	478	2%			1 025	869	18%
Operating margin % (non-IFRS)	9.2%	8.4%	80	bps		6.7%	5.3%	140	bps
EPS, diluted (non-IFRS)	0.05	0.05	0%			0.11	0.07	57%
Net cash and current financial investments[1]	1 869	344	443%			1 869	344	443%

1Net cash and current financial investments does not include lease liabilities.

▪	Both non-IFRS and reported net sales in Q3 2020 were EUR 5.3bn, compared to EUR 5.7bn in Q3 2019. On a constant currency basis, both non-IFRS and reported net sales decreased 3%, primarily due to services within Mobile Access. The services-related declines in Q3 2020 were primarily driven by lower levels of network deployment services, consistent with our expectation, as disclosed in our Outlook section of the Report for Q2 and Half Year 2020. In Nokia Enterprise, we continued to make great progress and delivered 15% year-on-year growth in net sales.

▪	The impact of COVID-19 on Nokia’s financial performance and financial position was primarily related to factory closures, resulting in a net sales impact of approximately EUR 200 million in the first nine months of 2020, with the majority of these net sales expected to be shifted to future periods, rather than being lost. At the end of Q3 2020, we were no longer experiencing factory closures related to COVID-19. In addition, COVID-19 has affected our operational costs, and we now expect a temporary benefit of approximately EUR 250 million due to lower travel and personnel expenses related to COVID-19 in full year 2020.

▪	In Q3 2020, non-IFRS gross margin was 37.4% (reported 37.3%) and non-IFRS operating margin was 9.2% (reported 6.6%). During the period, Nokia continued to deliver improvements in gross margin and operating margin.

▪	In Networks, gross profit and operating profit increased, driven primarily by improved performance in Mobile Access and Optical Networks. In Mobile Access, we continued to drive improvements in our portfolio by strengthening our roadmaps, reducing product costs and improving our product performance. In Optical Networks, our significantly improved year-on-year results were due to a particularly strong Q3 2020, which benefitted from pent-up demand, following the easing of temporary supply chain constraints related to COVID-19.

▪	Non-IFRS diluted EPS in Q3 2020 was EUR 0.05, compared to EUR 0.05 in Q3 2019, primarily driven by continued progress related to our cost savings program and a net positive fluctuation in financial income and expenses, partially offset by a net negative fluctuation in other operating income and expense, higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access and lower gross profit.

▪	Reported diluted EPS in the first nine months of 2020 was EUR 0.03, compared to negative EUR 0.10 in the first nine months of 2019. The change was primarily driven by lower amortization of acquired intangible assets, continued progress related to our cost savings program, a net positive fluctuation in financial income and expenses and lower costs related to network equipment swaps, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access and a net negative fluctuation in other operating income and expense.

▪	Q3 2020 was the fifth quarter in a row of solid free cash flow. We established a program in Q1 2019 to focus on free cash flow. Since establishing this program, reduced working capital has been a significant source of cash, principally because of lower net sales and, to a lesser extent, improved execution. During Q3 2020, net cash increased by approximately EUR 0.3 billion, resulting in an end-of-quarter net cash balance of approximately EUR 1.9 billion. During Q3 2020, total cash increased by approximately EUR 0.1 billion, resulting in an end-of-quarter total cash balance of approximately EUR 7.6 billion.

October 29, 2020	2

Summary

COVID-19

The COVID-19 pandemic has made vividly clear the critical importance of connectivity to keep society functioning. We believe we have a resilient customer base, and we feel a sense of duty to our customers and the communities they serve.

We believe the impact of COVID-19 on Nokia’s financial performance and financial position has so far been primarily related to factory closures. Due to significant uncertainties and risks in estimating the impact of customer-related delivery and implementation challenges, we are now focusing our COVID-19 disclosure on the impact of factory closures, which have had a net sales impact of approximately EUR 200 million in the first nine months of 2020, with the majority of these net sales expected to be shifted to future periods, rather than being lost. At the end of Q3 2020, we were no longer experiencing factory closures related to COVID-19. The EUR 200 million of negative impact in the first nine months of 2020 relates primarily to Alcatel Submarine Networks within Group Common and Other, which experienced temporary factory closures that impacted Q1 2020 and Q2 2020.

COVID-19 also affected our operational costs (for example, temporary lower travel), capital expenditures (temporary delays), cash outflows related to taxes (tax relief), and net working capital (for example, lower inventories due to temporary disruptions). In full year 2020, we now expect a temporary benefit of approximately EUR 250 million due to lower travel and personnel expenses related to COVID-19, of which approximately EUR 150 million is expected to benefit operating expenses and approximately EUR 100 million is expected to benefit cost of sales.

Potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic.

During the COVID-19 pandemic, we have continued to advance our 5G roadmap and product evolution, as planned, and we believe that our COVID-19 mitigation actions in R&D have been successful. We believe we remain on track with our plans to drive progressive improvement over the course of 2020.

Health and safety

Naturally, Nokia’s first focus during the COVID-19 pandemic is to our employees. We have in place strict protocols for Nokia facilities and provided clear advice to our employees about how they can mitigate the risks of COVID-19 in situations where they have to go about critical work.

We have taken a range of steps, including banning international travel for Nokia employees, except for strictly-defined ‘critical’ reasons; closing all our facilities to all visitors, with the exception of people engaged in essential maintenance and services, and asking our staff to work from home wherever possible. We started implementing these measures in some regions already in January and have updated guidance as the situation has developed.

As the overwhelming majority of Nokia employees continue working remotely, we are providing guidance on how staff can maintain a healthy work-life balance and look after their physical and mental well-being.

Supporting the essential services our customers provide

The products and services that we provide have never been more critical in enabling the world to continue to function in an orderly way. We continue to work closely with all our customers, to ensure that the changing needs and requirements at this time are well understood and that we respond appropriately to them.

In Q3 2020, connectivity continued to bring together people isolated from each other by the COVID-19 pandemic. Remote working and schooling, robust delivery of basic services and smart deliveries are just some examples that have been enabled by our connectivity solutions. Our shared value project with UNICEF in Kenya continued in Q3 2020 with the first schools connected in September using our Fixed Wireless Access solution, FastMile. The work started in early 2018. The current COVID-19 pandemic has underlined the importance of connectivity to enable digital learning and inclusion.

Nokia has a global manufacturing footprint designed for optimized global supply, and to mitigate against risks such as local disruptive events, transportation capacity problems, and political risks. Our supply network consists of 25 factories around the globe and six hubs for customer fulfillment. As a result, at the Nokia level, we are not dependent on one location or entity. We have also established a global command center to manage the supply chain challenges arising from the outbreak; and we are ready to activate relevant business continuity plans should the situation in any part of our organization require this.

Impact on asset valuations

COVID-19 has affected the valuations of certain assets, including investments in non-publicly quoted assets through Nokia’s venture fund investments and pension plans, the valuation of which is inherently challenging in fast-moving market conditions. In Q3 2020, the valuation uncertainty has decreased compared to Q2 2020 but still remains elevated (for details, please refer to note 5 “Pensions and other post-employment benefits” and note 8 “Fair value of financial instruments”).

In relation to its financial statements as of September 30, 2020, Nokia has also considered the indicators of impairment of goodwill and other intangible assets, recoverability of deferred tax assets, valuation of inventories, and collectability of trade receivables and contract assets. Based on these assessments, COVID-19 is currently not expected to have long-term effects on Nokia’s financial performance that would require adjustments to the carrying amounts of goodwill and other intangible assets or deferred tax assets. Also, Nokia has not identified any material increase in the amount of bad debt or need to adjust the valuation of inventories.

October 29, 2020	3

Summary

Doing our part to fight the pandemic

We also feel another sense of duty – to the societies where Nokia operates. As a global company, we have a duty to be part of the global fight against this pandemic. In Q3 2020, we also continued our support for the mHealth program with UNICEF in Indonesia where their real-time big data and artificial intelligence platform is allowing policymakers and citizens to understand the levels of physical distancing, movement and mobility at the village level. As a result of the insights from the platform, UNICEF Indonesia has been able to materially assist in the formation of evidence-based policy to fight COVID-19, ensuring a lower disease burden and a brighter future in Indonesia.

These actions demonstrate our strong commitment to supporting global efforts to end the pandemic and overcoming the disruption and challenges we currently face.

October 29, 2020	4

Summary

Operational key performance indicators for Mobile Access within Networks

During 2020, Nokia is providing operational key performance indicators (“KPIs”) for Mobile Access, which is within our Networks reportable segment. Mobile Access is comprised of our product-focused Mobile Networks operating segment and our Global Services operating segment. While these operational KPIs are not measures of Nokia’s financial performance, they provide greater transparency regarding our operational progress in Mobile Access.

Within Mobile Access, our focus is on addressing profitability through four key actions:

▪	Reduce product cost
▪	Maintain scale
▪	Improve commercial management and deal discipline
▪	Further strengthen operational performance in services

The proportion of our 5G shipments that are “5G Powered by ReefShark”

This KPI tracks shipments of our System-on-Chip (SoC) based 5G Powered by ReefShark (“5G PBR”) product portfolio. Increased 5G PBR shipments are expected to have a significant impact on reducing our product costs. We typically see an approximate six-month delay between shipments and impact on financial performance. We finished 2019 with 5G PBR shipments standing at approximately 10% and at Q4 2019 set a target of reaching more than 35% of shipments by the end of 2020.

In Q3 2020, we continued to make good progress maintaining momentum in the transition to our 5G Powered by ReefShark chipsets, driven by solid execution related to our SoC activities. In Q3 2020, 37% of 5G shipments were Powered by ReefShark, up from 25% in Q2. We are confident that we will meet or exceed our end of 2020 target. However, we are maintaining this target as changes in customer demand could result in changes in our product mix in Q4 2020.

Our weighted 5G conversion rate

This KPI was renamed (previously “Our weighted 5G win rate”), but the calculation methodology remains exactly the same. This KPI measures how we are doing in converting our end of 2018 4G footprint into 5G footprint. It factors in customer size, as well as new 5G footprint where we did not previously have 4G installed base (meaning it can be over 100%). At the end of Q3 2020, our conversion rate was in the low 90% range, excluding China, down from over 100% at the end of Q2 2020. Including China, our conversion rate was in the low 80% range. These declines were primarily driven by not converting our 4G footprint into 5G footprint with a large North American customer, partially offset by footprint gains with customers that have increased their focus on security.

Update on 4G plus 5G mobile radio market share, excluding China, on a rolling four quarter basis

We finished 2019 with our 4G+5G mobile radio market share standing at ~27% excluding China. We are excluding China, given the profitability challenges and unique market dynamics in that region. At Q4 2019, we stated that we expected our 4G plus 5G market share, excluding China, to end 2020 at ~27%. We continue to be on track to achieve our 2020 target, although we expect our market share to be impacted in 2021 due to not converting our 4G footprint into 5G footprint at a large North American customer, partially offset by footprint gains with customers that have increased their focus on security. We now have 101 commercial 5G deals and 36 live network deployments.

October 29, 2020	5

Outlook

Outlook

Full Year 2020

Non-IFRS diluted earnings per share	EUR 0.23 plus or minus 3 cents (adjusted from EUR 0.25 plus or minus 5 cents)
Non-IFRS operating margin	9.0% plus or minus 1.0 percentage points (adjusted from 9.5% plus or minus 1.5 percentage points)
Recurring free cash flow[1]	EUR 600 million plus or minus EUR 250 million (adjusted from clearly positive)
[1]	Free cash flow = net cash from/(used in) operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Full Year 2021
Non-IFRS operating margin	7 - 10% (new)
Long term

Nokia intends to provide a long term outlook, latest at Capital Markets Day on March 18, 2021 (This is in comparison to our previous long term outlook for 12-14% non-IFRS operating margin in 3 to 5 years.) Due to ongoing work related to our strategy and new operating model, we believe it would be premature to provide a long-term outlook.

Dividend

Long term (3 to 5 years) annual dividend distribution target: an earnings-based growing dividend of approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow. The annual distribution would be paid as quarterly dividends.

Key drivers of Nokia’s outlook

Networks and Nokia Software are expected to be influenced by factors including:

▪	Our expectation that we will underperform our primary addressable market, which is expected to decline on a constant currency basis in full year 2020, excluding China (This is in comparison to our earlier commentary to slightly underperform our primary addressable market, which is expected to be flattish on a constant currency basis, excluding China). We lowered our expectations regarding network deployment services within Mobile Access, and we lowered our expectations for our primary addressable market, excluding China, due to the impact of COVID-19;

▪	Our expectation for operating profit seasonality in 2020 to be similar to 2019, with the majority of operating profit to be generated in the fourth quarter. Due to our strong free cash flow performance in the first nine months of 2020, we no longer expect our free cash flow seasonality in 2020 to be similar to 2019;

▪	Potential risks and uncertainties related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic;

▪	Competitive intensity, which is particularly impacting Mobile Access and is expected to continue at a high level in full year 2020, as some competitors seek to take share in the early stage of 5G;

▪	Our expectation that we will accelerate our product roadmaps and cost competitiveness through additional 5G investments in 2020, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive;

▪	Our expectation that we will drive improvements in automation and productivity through additional digitalization investments in 2020;

▪	Customer demand could weaken and risk could increase further in India, after the country’s Supreme Court upheld a ruling that telecoms companies must pay retroactive license and spectrum fees;

▪	Opportunities and risks in North America following the completion of a merger, and, more broadly, the potential for temporary capital expenditure constraints due to potential mergers or acquisitions by our customers;

▪	The timing of completions and acceptances of certain projects;

▪	Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

▪	Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program, which is explained in more detail in the Cost savings program section of this report;

▪	Our product and regional mix, including the impact of the high cost level associated with our first generation 5G products; and

▪	Macroeconomic, industry and competitive dynamics.

October 29, 2020	6

Outlook

Nokia Technologies is expected to be influenced by factors including:

▪	The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

▪	Results in brand and technology licensing;

▪	Costs to protect and enforce our intellectual property rights; and

▪	The regulatory landscape.

Additionally, our outlook is based on the following assumptions:

▪	Nokia’s outlook for recurring free cash flow in 2020 is expected to be supported by an improvement in net working capital performance and improved operational results, partially offset by a more substantial difference in 2020 between profit and free cash flow in Nokia Technologies;

▪	In 2020 and 2021, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 600 million lower than its operating profit, primarily due to certain major prepayments we received from certain licensees in 2014 and 2017 (new);

▪	Non-IFRS financial income and expenses are expected to be an expense of approximately EUR 250 million in full year 2020 and EUR 300 million over the longer-term. (This is in comparison to earlier commentary for an expense of EUR 300 million in full year 2020 and per annum over the longer-term). Our updated commentary is primarily due to our expectation for lower costs related to the sale of receivables and improved FX results driven by lower expected hedging costs;

▪	Non-IFRS income taxes are expected at a rate of approximately 26% in full year 2020 and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

▪	Cash outflows related to income taxes are expected to be approximately EUR 350 million in full year 2020 and approximately EUR 400 million per annum over the longer term until our US or Finnish deferred tax assets are fully utilized (This is in comparison to earlier commentary for EUR 400 million in full year 2020 and EUR 450 million per annum over the longer term.) Our updated commentary is primarily due to our expectation for lower cash taxes in 2020, driven by COVID-19-related tax reliefs and delayed timing of certain tax outflows; and uncertainty related to timing of certain expected cash tax outflows over the longer term; and

▪	Capital expenditures are expected to be approximately EUR 500 million in full year 2020. (This is in comparison to earlier commentary for EUR 550 million in full year 2020 and EUR 600 million over the longer-term.) We are not currently providing longer-term assumptions for capital expenditures, and our updated full year 2020 commentary is primarily due to temporary delays related to COVID-19.

October 29, 2020	7

Financial results

Our financial results

EUR million (except for EPS in EUR)	Q3'20	Q3'19	YoY change		Constant currency YoY change	Q1-Q3'20	Q1-Q3'19	YoY change		Constant currency YoY change
Net sales	5 294	5 686	(7)%		(3)%	15 299	16 412	(7)%		(6)%
Networks	4 112	4 434	(7)%		(3)%	11 825	12 770	(7)%		(6)%
Nokia Software	585	677	(14)%		(10)%	1 795	1 898	(5)%		(4)%
Nokia Technologies	331	358	(8)%		(8)%	1 020	1 112	(8)%		(8)%
Group Common and Other	275	236	17%		16%	691	720	(4)%		(5)%
Non-IFRS exclusions	(1)	(2)				(2)	(29)
Eliminations	(9)	(17)				(29)	(58)
Gross profit	1 976	1 969	0%			5 760	5 614	3%
Operating profit/(loss)	350	264	33%			444	(318)
Networks	263	128	105%			431	(7)
Nokia Software	87	156	(44)%			246	286	(14)%
Nokia Technologies	274	294	(7)%			846	919	(8)%
Group Common and Other	(138)	(100)				(499)	(329)
Non-IFRS exclusions	(136)	(214)				(581)	(1 187)
Operating margin %	6.6%	4.6%	200	bps		2.9%	(1.9)%	480	bps
Net sales (non-IFRS)	5 294	5 688	(7)%		(3)%	15 301	16 441	(7)%		(6)%
Gross profit (non-IFRS)	1 981	2 006	(1)%			5 785	5 765	0%
Operating profit (non-IFRS)	486	478	2%			1 025	869	18%
Operating margin % (non-IFRS)	9.2%	8.4%	80	bps		6.7%	5.3%	140	bps
Financial income and expenses	(73)	(98)	(26)%			(134)	(326)	(59)%
Income taxes	(74)	(80)				(124)	108
Profit/(loss) for the period	203	87	133%			187	(545)
EPS, diluted	0.04	0.01	300%			0.03	(0.10)
Financial income and expenses (non-IFRS)	(78)	(113)	(31)%			(172)	(291)	(41)%
Income taxes (non-IFRS)	(103)	(101)	2%			(202)	(161)	25%
Profit for the period (non-IFRS)	305	267	14%			653	409	60%
EPS, diluted (non-IFRS)	0.05	0.05	0%			0.11	0.07	57%

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia's underlying business performance. For details, please refer to note 2, "Non-IFRS to reported reconciliation", in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the "Financial statement information" section in this report.

October 29, 2020	8

Financial results

Net sales by region

EUR million	Q3'20	Q3'19	YoY change	Constant currency YoY change	Q1-Q3'20	Q1-Q3'19	YoY change	Constant currency YoY change
Asia-Pacific	906	1 198	(24)%	(20)%	2 740	3 173	(14)%	(12)%
Europe	1 686	1 614	4%	5%	4 721	4 725	0%	0%
Greater China	345	425	(19)%	(17)%	955	1 374	(30)%	(30)%
Latin America	223	341	(35)%	(26)%	720	1 005	(28)%	(22)%
Middle East & Africa	482	402	20%	27%	1 333	1 257	6%	8%
North America	1 651	1 705	(3)%	2%	4 830	4 877	(1)%	0%
Total	5 294	5 686	(7)%	(3)%	15 299	16 412	(7)%	(6)%

Net sales by customer type

EUR million	Q3'20	Q3'19	YoY change	Constant currency YoY change	Q1-Q3'20	Q1-Q3'19	YoY change	Constant currency YoY change
Communication service providers	4 316	4 780	(10)%	(5)%	12 561	13 742	(9)%	(7)%
Enterprise	383	333	15%	19%	1 070	910	18%	19%
Licensees	331	358	(8)%	(8)%	1 020	1 112	(8)%	(8)%
Other[1]	264	215	23%	22%	648	648	0%	(1)%
Total	5 294	5 686	(7)%	(3)%	15 299	16 412	(7)%	(6)%

1 Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communication service providers and enterprise customers.

October 29, 2020	9

Financial results

Cost savings program

We expect our most recent cost savings program to result in a net EUR 500 million reduction of non-IFRS operating expenses and production overheads (“fixed costs”) in full year 2020 compared to full year 2018, of which EUR 350 million is expected to come from operating expenses and EUR 150 million is expected to come from cost of sales. Note that net foreign exchange fluctuations have resulted in our estimated full year 2020 fixed costs being approximately EUR 10 million lower, compared to our estimate when we announced our most recent cost savings program on October 25, 2018.

We have updated our expected amounts for the restructuring and associated charges related to our most recent cost savings program and related cash outflows, due to our activities in Europe.

As of the end of Q3 2020, we believe we continue to be on track to achieve our EUR 500 million recurring cost savings target.

Furthermore, in full year 2020, we now expect additional temporary cost savings of approximately EUR 400 million, due to COVID-19 and lower annual employee incentives. In full year 2020, we now expect a benefit of approximately EUR 250 million due to lower travel and personnel expenses related to COVID-19, of which approximately EUR 150 million is expected to benefit operating expenses and approximately EUR 100 million is expected to benefit cost of sales. In addition, given Nokia’s expected business performance, we now expect annual employee incentives for full year 2020 to be reduced by approximately EUR 150 million, of which approximately EUR 100 million is expected to benefit operating expenses and approximately EUR 50 million is expected to benefit cost of sales. Therefore, we expect our full year 2020 non-IFRS operating expenses to total approximately EUR 6.3 billion. Our earlier expectation was for non-IFRS operating expenses in full year 2020 to be approximately EUR 50 million higher compared to full year 2019.

In EUR million, approximately	Total expected	Recorded as of Q3 2020	To be recorded in Q4 2020	To be recorded beyond 2020
Restructuring and associated charges related to our most recent cost savings program	1 000	750	250	-
Restructuring and associated cash outflows	1 400	750	100	550

October 29, 2020	10

Financial results

Nokia, Q3 2020 compared to Q3 2019, non-IFRS

The following table summarizes the year-on-year changes between Q3 2020 and Q3 2019.

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other operating income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	(322)	(7)%	(3)%	59	37	77	(38)	135
Nokia Software	(92)	(14)%	(10)%	(73)	6	7	(8)	(69)
Nokia Technologies	(27)	(8)%	(8)%	(22)	(11)	7	8	(20)
Group Common and Other	39	17%	16%	13	2	(5)	(48)	(38)
Eliminations	8			0	0	0	0	0
Nokia non-IFRS	(394)	(7)%	(3)%	(25)	34	85	(86)	8	35	(2)	38

Nokia non-IFRS net sales decreased 7%, primarily driven by lower net sales of Mobile Access services within Networks. The services-related declines in Q3 2020 were primarily driven by lower levels of network deployment services, consistent with our expectation, as disclosed in our Outlook section of the Report for Q2 and Half Year 2020. On a constant currency basis, Nokia non-IFRS net sales decreased 3%. Excluding one-time Nokia Technologies net sales of approximately zero in Q3 2020 and EUR 10 million in Q3 2019, Nokia non-IFRS net sales decreased 7%.

In Nokia Enterprise, we continued to make great progress and delivered 15% growth in net sales. The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

Importantly, Nokia continued to deliver improvements in gross margin and operating margin. In Networks, gross profit and operating profit increased, driven primarily by improved performance in Mobile Access and Optical Networks. In Mobile Access, we continued to drive improvements in our portfolio by strengthening our roadmaps, reducing product costs and improving our product performance. In Optical Networks, we delivered strong net sales growth and higher gross profit, primarily due to a particularly strong Q3 2020, which benefitted from pent-up demand, following the easing of temporary supply chain constraints related to COVID-19.

The financial performance of Nokia Software in Q3 2020 declined in comparison to a particularly strong Q3 2019, which significantly benefitted from the timing of completions and acceptances of certain projects. In Q3 2020, we continued to progress against our strategy to strengthen Nokia Software, underpinned by strong execution and the comprehensiveness of our portfolio. Nokia Software offers the industry’s leading cloud-native, multi-vendor and multi-network solutions combined with a robust partner ecosystem.

The slight increase in Nokia non-IFRS operating profit was driven by lower operating expenses, partially offset by a net negative fluctuation in other operating income and expenses and lower non-IFRS gross profit. The lower operating expenses were primarily due to continued progress related to Nokia’s cost savings program and lower travel and personnel related expenses due to COVID-19, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access. The net negative fluctuation in other operating income and expenses was primarily related to Nokia’s venture fund investments and loss allowances for trade receivables.

In Q3 2020, Nokia generated a non-IFRS profit of EUR 305 million, compared to EUR 267 million in Q3 2019. The change was primarily due to a net positive fluctuation in non-IFRS financial income and expenses.

October 29, 2020	11

Financial results

Nokia, Q3 2020 compared to Q3 2019, reported

The following table summarizes the year-on-year changes between Q3 2020 and Q3 2019.

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other operating income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	(322)	(7)%	(3)%	59	37	77	(38)	135
Nokia Software	(92)	(14)%	(10)%	(73)	6	7	(8)	(69)
Nokia Technologies	(27)	(8)%	(8)%	(22)	(11)	7	8	(20)
Group Common and Other	39	17%	16%	13	2	(5)	(48)	(38)
Eliminations	8			0	0	0	0	0
Nokia non-IFRS	(394)	(7)%	(3)%	(25)	34	85	(86)	8	35	(2)	38
Non-IFRS exclusions	1			33	131	10	(96)	78	(10)	9	78
Nokia reported	(392)	(7)%	(3)%	7	165	95	(182)	86	25	6	116

Nokia net sales decreased 7%, primarily driven by lower net sales of Mobile Access services within Networks. The services-related declines in Q3 2020 were primarily driven by lower levels of network deployment services, consistent with our expectation, as disclosed in our Outlook section of the Report for Q2 and Half Year 2020. On a constant currency basis, Nokia net sales decreased 3%. Excluding one-time Nokia Technologies net sales of approximately zero in Q3 2020 and EUR 10 million in Q3 2019, Nokia net sales decreased 7%.

In Nokia Enterprise, we continued to make great progress and delivered 15% growth in net sales. The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

Importantly, Nokia continued to deliver improvements in gross margin and operating margin. In Networks, gross profit and operating profit increased, driven primarily by improved performance in Mobile Access and Optical Networks. In Mobile Access, we continued to drive improvements in our portfolio by strengthening our roadmaps, reducing product costs and improving our product performance. In Optical Networks, we delivered strong net sales growth and higher gross profit, primarily due to a particularly strong Q3 2020, which benefitted from pent-up demand, following the easing of temporary supply chain constraints related to COVID-19.

The financial performance of Nokia Software in Q3 2020 declined in comparison to a particularly strong Q3 2019, which significantly benefitted from the timing of completions and acceptances of certain projects. In Q3 2020, we continued to progress against our strategy to strengthen Nokia Software, underpinned by strong execution and the comprehensiveness of our portfolio. Nokia Software offers the industry’s leading cloud-native, multi-vendor and multi-network solutions combined with a robust partner ecosystem.

The increase in Nokia operating profit was driven by lower operating expenses, partially offset by a net negative fluctuation in other operating income and expenses. The lower operating expenses were primarily due to lower amortization of acquired intangible assets, continued progress related to Nokia’s cost savings program and lower travel and personnel related expenses due to COVID-19, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access. The net negative fluctuation in other operating income and expenses was primarily related to higher restructuring and associated charges, a lower gain on defined benefit plan amendment, Nokia’s venture fund investments and loss allowances for trade receivables.

In Q3 2020, Nokia generated a profit of EUR 203 million, compared to EUR 87 million in Q3 2019. The change was primarily due to higher operating profit and a net positive fluctuation in financial income and expenses.

October 29, 2020	12

Financial results

Nokia, January-September 2020 compared to January-September 2019, reported

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other operating income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	(945)	(7)%	(6)%	182	102	173	(19)	438
Nokia Software	(103)	(5)%	(4)%	(41)	5	5	(9)	(40)
Nokia Technologies	(92)	(8)%	(8)%	(74)	(24)	17	8	(73)
Group Common and Other	(29)	(4)%	(5)%	(47)	11	5	(138)	(170)
Eliminations	29			0	0	0	0	0
Nokia non-IFRS	(1 140)	(7)%	(6)%	20	93	200	(159)	156	119	(41)	244
Non-IFRS exclusions	27			125	398	40	42	606	72	(190)	488
Nokia reported	(1 113)	(7)%	(6)%	146	491	240	(117)	762	192	(232)	732

Nokia net sales decreased 7%, primarily driven by lower net sales of Mobile Access services within Networks. The services-related declines in the first nine months of 2020 were primarily driven by lower levels of network deployment services, consistent with our expectation, as disclosed in our Outlook section of the Report for Q2 and Half Year 2020. On a constant currency basis, Nokia net sales decreased 6%. Excluding one-time Nokia Technologies net sales of approximately EUR 20 million in the first nine months of 2020 and EUR 60 million in the first nine months of 2019, Nokia net sales decreased 7%. Additionally, the first nine months of 2020 net sales were impacted by unique dynamics in China and COVID-19. In China, a high level of competitive intensity had a particularly negative impact on Networks, due to our prudent approach towards deal-making. In the first nine months of 2020, we estimate that factory closures related to COVID-19 had an approximately EUR 200 million negative net impact on our net sales; with the majority of these net sales expected to be shifted to future periods, rather than being lost.

In Nokia Enterprise, we continued to make great progress and delivered 18% growth in net sales. The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

Importantly, Nokia continued to deliver improvements in gross margin and operating margin. In Networks, gross profit and operating profit increased, driven primarily by improved performance in Mobile Access. In Mobile Access, we continued to drive improvements in our portfolio by strengthening our roadmaps, reducing product costs and improving our product performance.

In the first nine months of 2020, Nokia generated an operating profit, compared to an operating loss in first nine months of 2019. The improvement was primarily driven by lower operating expenses and a higher gross profit, partially offset by a net negative fluctuation in other operating income and expenses. The lower operating expenses were primarily due to lower amortization of acquired intangible assets, continued progress related to Nokia’s cost savings program and lower travel and personnel related expenses due to COVID-19, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access. The net negative fluctuation in other operating income and expenses was primarily due to Nokia’s venture fund investments, a lower gain on defined benefit plan amendment and loss allowances for trade receivables, partially offset by lower restructuring and associated charges.

In the first nine months of 2020, Nokia generated a profit of EUR 187 million, compared to a loss of EUR 545 million in the first nine months of 2019. The improvement was primarily due to generating an operating profit, compared to generating an operating loss in the year-ago period, and a net positive fluctuation in financial income and expenses, partially offset by a net negative fluctuation in income taxes.

October 29, 2020	13

Financial results

Cash and cash flow in Q3 2020

During Q3 2020 Nokia’s free cash flow was EUR 319 million driven by solid adjusted profit, partially offset by cash outflows related to net working capital, restructuring, capital expenditures and income taxes.

In Q1 2019, Nokia established a free cash flow program to ensure company-wide focus on free cash flow and release of net working capital, including project asset optimization, review of contract terms and conditions, as well as supply chain and inventory optimization in order to rapidly align with changes in demand. Since establishing this program, reduced working capital has been a significant source of cash, principally because of lower net sales and, to a lesser extent, improved execution. Our free cash flow improved to positive EUR 578 million in the first nine months of 2020 from negative EUR 1 654 million in the first nine months of 2019.

EUR million, at end of period	Q3'20	Q2'20	QoQ change	Q4'19	YTD change
Total cash and current financial investments	7 632	7 487	2%	6 007	27%
Net cash and current financial investments[1]	1 869	1 550	21%	1 730	8%

1 Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, "Cash position and free cash flow", and note 12, "Performance measures", in the "Financial statement information" section in this report.

EUR billion

In Q3 2020, the approximately EUR 170 million difference between the change in total cash and net cash was primarily due to a decrease in interest-bearing liabilities driven by repayments and changes in foreign exchange rates.

October 29, 2020	14

Financial results

In Q3 2020, net cash from operating activities was driven by:

▪	Nokia’s adjusted profit of EUR 741 million.

▪	Approximately EUR 100 million of restructuring and associated cash outflows, primarily related to our cost savings program.

▪	Excluding the restructuring and associated cash outflows, Nokia generated an approximately EUR 110 million decrease in net cash related to net working capital as follows:

o	The decrease in receivables was approximately EUR 50 million, primarily due to lower overdue receivables. In Q3 2020, we reduced the balance sheet impact related to the sale of receivables, on a year-on-year basis. Nokia sells trade receivables to various financial institutions without recourse in the normal course of business, in order to manage our credit risk and working capital cycle.

o	The decrease in inventories was approximately EUR 50 million, primarily due to temporary dynamics related to COVID-19.

o	The decrease in liabilities was approximately EUR 210 million, primarily due to temporary dynamics related to COVID-19.

▪	An outflow related to cash taxes of approximately EUR 80 million.

▪	An outflow related to net interest of approximately EUR 40 million.

In Q3 2020, net cash was also impacted by:

▪	Net cash used in investing activities, relating primarily to capital expenditures of approximately EUR 100 million. Our Q3 2020 spending was affected by the timing of capital expenditures due to temporary COVID-19 disruptions.

▪	Net cash used in financing activities, relating primarily to lease payments of approximately EUR 60 million.

October 29, 2020	15

Financial results

Our sustainability performance

Our strategy and focus areas

The purpose of technology is to improve people’s lives. We strongly believe that connectivity and technology will play a key role in helping to solve many future challenges. Our sustainability strategy is focused on the areas we believe will have the greatest impact on sustainable development and our profitability. To improve people’s lives, we focus on climate, integrity and culture. Since Q1 2020, we provide quarterly commentary on these topics, as well as other relevant sustainability topics.

Improving lives with technology

Improving lives with technology is at the heart of our business. Our technology connects people to the services, places, opportunities and people that matter to them. Remote working and schooling, robust delivery of basic services and smart deliveries are just some examples that have been enabled by our connectivity solutions. Our shared value project with UNICEF in Kenya continued in Q3 2020 with the first schools connected in September using our Fixed Wireless Access solution, FastMile. The work started in early 2018. The current COVID-19 pandemic has underlined the importance of connectivity to enable digital learning and inclusion.

Climate

The importance of combatting climate change through connectivity solutions will only increase. We recognize our responsibility in the fight against climate change. In Q3 2020, we came close to finalizing the recalibration of our existing science-based targets according to the 1.5° Celsius warming scenario. The new, more ambitious targets will cover Scope 1, 2 and 3, and we intend to provide this data in early 2021. We also submitted our CDP response for 2020 and it is available on the CDP website.

Integrity

Maintaining our commitment to unyielding integrity and the highest standards of business ethics is a top priority. We have adapted to new ways of connecting virtually with employees and have expanded our use of videos and social media communications. In Q3 2020, we launched a reinvigorated awareness campaign for our Global Ombuds Program, which is aimed at strengthening our speak-up culture. In addition, we launched our latest version of our annual mandatory Nokia Code of Conduct training, and we’ve also initiated a new microlearning module to train Nokia’s many third parties on our Code of Conduct and our expectations of them regarding ethics and integrity. Overall, Compliance at Nokia has demonstrated great resilience and integrity remains a defining aspect of how we do business.

Culture

We believe our people are our greatest asset and we aim to enable a culture that encourages high performance, integrity and inclusion. In Q3 2020, we focused on internal awareness building. We are educating all our line managers to recognize and counteract their mindset and bias in order to drive inclusive behavior. The uptake of this interactive training grew from 51% in the beginning of Q3 2020 to 74% at the end of the quarter. We also renewed our pledge for wider inclusion as part of European Roundtable of Industrialists, together with more than 50 European CEOs.

Other topics

In September, our President and CEO Pekka Lundmark signed a joint UN Statement, United in the Business of a Better World, committing to ethical leadership and good governance, to invest in addressing inequalities and injustice, and to partner with the UN, Government and civil society to promote equality and respect human rights. In Q3 2020, we also continued our support for the mHealth program with UNICEF in Indonesia where their real-time big data and artificial intelligence platform is allowing policymakers and citizens to understand the levels of physical distancing, movement and mobility at the village level. As a result of the insights from the platform, UNICEF Indonesia has been able to materially assist in the formation of evidence-based policy to fight COVID-19, ensuring a lower disease burden and a brighter future in Indonesia.

October 29, 2020	16

Reporting segment details

Network

Q3 2020 compared to Q3 2019

EUR million	Q3'20	Q3'19	YoY change		Constant currency YoY change	Q1-Q3'20	Q1-Q3'19	YoY change		Constant currency YoY change
Net sales	4 112	4 434	(7)%		(3)%	11 825	12 770	(7)%		(6)%
Mobile Access	2 500	2 861	(13)%		(8)%	7 425	8 158	(9)%		(8)%
Fixed Access	453	466	(3)%		2%	1 242	1 339	(7)%		(6)%
IP Routing	696	716	(3)%		2%	1 936	2 076	(7)%		(5)%
Optical Networks	463	390	19%		24%	1 221	1 197	2%		4%
Gross profit	1 348	1 289	5%			3 900	3 718	5%
Gross margin %	32.8%	29.1%	370	bps		33.0%	29.1%	390	bps
R&D	(666)	(703)	(5)%			(2 126)	(2 228)	(5)%
SG&A	(387)	(464)	(17)%			(1 283)	(1 456)	(12)%
Other operating income and expenses	(32)	6				(60)	(41)
Operating profit/(loss)	263	128	105%			431	(7)
Operating margin %	6.4%	2.9%	350	bps		3.6%	(0.1)%	370	bps

Networks net sales decreased 7%. On a constant currency basis, Networks net sales decreased 3%.

October 29, 2020	17

Reporting segment details

The decrease in Networks net sales was primarily due to Mobile Access, partially offset by growth in Optical Networks. The decrease in Mobile Access was primarily due to network deployment and planning services and 2G and 3G radio technologies, partially offset by growth in 5G. The services-related declines in Q3 2020 were primarily driven by lower levels of network deployment services, consistent with our expectation, as disclosed in our Outlook section of the Report for Q2 and Half Year 2020. The growth in Optical Networks was primarily due to a particularly strong Q3 2020, which benefitted from pent-up demand, following the easing of temporary supply chain constraints related to COVID-19.

In IP Routing, Q3 2020 was a solid quarter with slight growth in constant currency net sales. On a reported basis, the slight decrease was in comparison to a particularly strong Q3 2019, which benefitted from pent-up demand for some of its newly introduced FP4 products. In addition, foreign exchange fluctuations had a negative impact on IP Routing net sales. In Fixed Access, Q3 2020 was a solid quarter with slight growth in constant currency net sales. On a reported basis, the slight year on year decrease was primarily due to copper access technologies, partially offset by growth in fiber access technologies. In addition, foreign exchange fluctuations had a negative impact on Fixed Access net sales.

The increase in gross profit was primarily due to Mobile Access and Optical Networks.

The increase in Mobile Access gross profit was primarily due to higher gross margin, partially offset by lower net sales. The higher gross margin in Mobile Access was in comparison to a particularly weak Q3 2019, and was primarily driven by favorable mix, an improved 5G product cost position and services digitalization and execution, partially offset by a project-related loss provision. The favorable mix was primarily due to a lower proportion of network deployment net sales and a higher proportion of 4G capacity net sales.

The increase in Optical Networks gross profit was due to higher net sales and higher gross margin. The higher gross margin in Optical Networks was primarily due to improved scale.

The decrease in Networks R&D expenses was primarily due to progress related to Nokia’s cost savings program, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness in Mobile Access.

The decrease in Networks SG&A expenses was primarily due to Mobile Access, reflecting continued progress related to Nokia’s cost savings program and lower travel and personnel related expenses due to COVID-19.

The net negative fluctuation in other operating income and expense was primarily due to a loss allowance on certain trade receivables related to a particular customer.

October 29, 2020	18

Reporting segment details

Nokia Software
Q3 2020 compared to Q3 2019

EUR million	Q3'20	Q3'19	YoY change		Constant currency YoY change	Q1-Q3'20	Q1-Q3'19	YoY change		Constant currency YoY change
Net sales	585	677	(14)%		(10)%	1795	1 898	(5)%		(4)%
Gross profit	285	358	(20)%			894	935	(4)%
Gross margin %	48.7%	52.9%	(420	)bps		49.8%	49.3%	50	bps
R&D	(105)	(111)	(5)%			(342)	(347)	(1)%
SG&A	(87)	(94)	(7)%			(290)	(295)	(2)%
Other operating income and expenses	(6)	2				(17)	(8)
Operating profit/(loss)	87	156	(44)%			246	286	(14)%
Operating margin %	14.9%	23.0%	(810	)bps		13.7%	15.1%	(140	)bps

Nokia Software net sales decreased 14%. On a constant currency basis, Nokia Software net sales decreased 10%. The net sales decrease in Nokia Software was in comparison to a particularly strong Q3 2019, which significantly benefitted from the timing of completions and acceptances of certain projects. Furthermore, in Q3 2020, net sales were negatively affected by some project delays. In Q3 2020, we continued to progress with our strategy to strengthen Nokia Software, underpinned by strong execution and the comprehensiveness of our portfolio. Nokia Software offers the industry’s leading cloud-native, multi-vendor and multi-network solutions combined with a robust partner ecosystem.

The decrease in Nokia Software gross profit was due to lower gross margin and lower net sales.

The lower gross margin in Nokia Software was in comparison to a particularly strong Q3 2019, and was primarily driven by unfavorable mix, with a lower proportion of products net sales and a higher proportion of services net sales, as well as a lower proportion of net sales in North America.

The slight decrease in Nokia Software operating expenses was primarily due to lower travel and personnel related expenses due to COVID-19.

The net negative fluctuation in other operating income and expense was primarily due to a loss allowance on certain trade receivables related to a particular customer.

October 29, 2020	19

Reporting segment details

Nokia Technologies
Q3 2020 compared to Q3 2019

EUR million	Q3'20	Q3'19	YoY change		Constant currency YoY change	Q1-Q3'20	Q1-Q3'19	YoY change		Constant currency YoY change
Net sales	331	358	(8)%		(8)%	1020	1112	(8)%		(8)%
Gross profit	328	350	(6)%			1012	1086	(7)%
Gross margin %	99.1%	97.8%	130	bps		99.2%	97.7%	150	bps
R&D	(37)	(26)	42%			(109)	(85)	28%
SG&A	(18)	(25)	(28)%			(58)	(75)	(23)%
Other operating income and expenses	2	(6)				1	(7)
Operating profit/(loss)	274	294	(7)%			846	919	(8)%
Operating margin %	82.8%	82.1%	70	bps		82.9%	82.6%	30	bps

Nokia Technologies net sales decreased 8% on both a reported and constant currency basis.

The decrease in Nokia Technologies net sales was due to lower brand licensing net sales and lower one-time net sales, as well as lower patent licensing net sales due to the expiration of some small patent licensing agreements. One-time net sales amounted to approximately zero in Q3 2020 and approximately EUR 10 million in Q3 2019.

The decrease in Nokia Technologies gross profit was primarily due to lower net sales.

The increase in Nokia Technologies R&D expenses was primarily due to higher investments to drive creation of intellectual property and higher costs to maintain our patent portfolio.

The decrease in Nokia Technologies SG&A expenses was primarily due to lower licensing related costs.

October 29, 2020	20

Reporting segment details

Group Common and Other
Q3 2020 compared to Q3 2019

EUR million	Q3'20	Q3'19	YoY change		Constant currency YoY change	Q1-Q3'20	Q1-Q3'19	YoY change		Constant currency YoY change
Net sales	275	236	17%		16%	691	720	(4)%		(5)%
Gross profit/(loss)	21	8				(21)	26
Gross margin %	7.6%	3.4%	420	bps		(3.0)%	3.6%	(660	)bps
R&D	(72)	(74)	(3)%			(231)	(242)	(5)%
SG&A	(65)	(60)	8%			(189)	(194)	(3)%
Other operating income and expenses	(21)	27				(57)	81
Operating profit/(loss)	(138)	(100)				(499)	(329)
Operating margin %	(50.2)%	(42.4)%	(780	)bps		(72.2)%	(45.7)%	(2650	)bps

Group Common and Other net sales increased 17%. On a constant currency basis, Group Common and Other net sales increased 16%.

In Q3 2020, we estimate that COVID-19 had an approximately EUR 50 million negative net impact on Alcatel Submarine Networks net sales. In the first nine months of 2020, we estimate that COVID-19 had an approximately EUR 200 million cumulative negative net impact on Alcatel Submarine Networks net sales, due to temporary factory closures that particularly impacted Q1 2020 and Q2 2020. We expect the majority of this to be shifted to future periods, rather than being lost. At the end of Q3 2020, we were no longer experiencing factory closures related to COVID-19.

The increase in Group Common and Other net sales was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems. The growth in Alcatel Submarine Networks was primarily due to strong demand and the re-opening of our factories following COVID-19-related closures in the first half of 2020. The decrease in Radio Frequency Systems was primarily due to lower net sales of remote radio head cables, and lower net sales to a number of customers in North America.

The higher gross profit in Group Common and Other was primarily due to higher net sales in Alcatel Submarine Networks.

The net negative fluctuation in other operating income and expenses was primarily due to a net negative fluctuation in Nokia’s venture fund investments.

October 29, 2020	21

Reporting segment details

Nokia, January-September 2020 significant events

On March 2, 2020, Nokia announced that its Board of Directors had appointed Pekka Lundmark as President and Chief Executive Officer of Nokia. Lundmark, who at the time was President and CEO of Fortum, a leading energy company based in Espoo, Finland, started in his new role as President and Chief Executive Officer of Nokia on August 1, 2020. Lundmark acquired 788 850 Nokia shares prior to joining the company, of which 695 447 shares will qualify under a co-invest arrangement with the company. Under the terms of the co-invest arrangement, he must hold those shares until after the release of the Q2 2023 results at which point he will also receive the matching shares under the plan, subject to the performance of the total shareholder return over that period.

Rajeev Suri left his position as President and Chief Executive Officer of Nokia on July 31, 2020 and continues to serve as an advisor to the Nokia Board until January 1, 2021.

On May 5, 2020, Nokia announced that Kathrin Buvac, President of Nokia Enterprise, had decided to leave the company at the end of May. At the end of May, Buvac stepped down from her position on the company’s Group Leadership Team and left the company. Buvac was succeeded by Raghav Sahgal, formerly Senior Vice President of Nokia Software with responsibility for global sales and market services. Sahgal started in his new position and joined the Group Leadership Team on June 1, 2020.

On May 14, 2020, Nokia announced it had successfully completed an issue of EUR 500 million 2.375% notes due May 15, 2025 and EUR 500 million 3.125% notes due May 15, 2028 and that it has accepted for purchase EUR 150 million of 1.000% notes due March 15, 2021 validly tendered pursuant to the tender offer. The net proceeds of new notes shall be used to fund the tender offer and for general corporate purposes of the issuer.

On May 27, 2020, Nokia held its Annual General Meeting (“AGM”) at its headquarters in Espoo under special arrangements due to the COVID-19 pandemic. The following resolutions were made:

▪	No dividend is paid for the financial year 2019.
▪	Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Søren Skou, Carla Smits-Nusteling and Kari Stadigh were re-elected as members of the Board and Thomas Dannenfeldt was elected as a new member of the Board for a term ending at the close of the next AGM. In an assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair of the Board, and Kari Stadigh as Vice Chair of the Board.
▪	Remuneration Policy for the Company’s governing bodies was supported.
▪	Deloitte Oy was elected as the auditor for Nokia for the financial year 2021.
▪	Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares. The authorization is effective until October 7, 2021 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on May 21, 2019.
▪	Board was authorized to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization is effective until October 7, 2021 and it terminated the corresponding authorization granted by the Annual General Meeting on May 21, 2019.

On June 11, 2020, Nokia announced it had appointed Marco Wirén as Chief Financial Officer of Nokia and member of the Group Leadership Team. Wirén, who at the time was President of Wärtsilä Energy and Executive Vice President of Wärtsilä Group, joined Nokia on September 1, 2020. Kristian Pullola, who had served as CFO since January 2017, stepped down as CFO and left the Group Leadership Team on August 31, 2020. He will remain with the company for a period of time to ensure a smooth transition.

On September 3, 2020, Nokia announced that it had received a notification under Chapter 9, Section 5 of the Finnish Securities Market Act that the holdings of Solidium Oy in Nokia Corporation exceeded 5% of the total number of shares and voting rights of Nokia. The holdings of Solidum Oy in Nokia on September 3, 2020, amounted to a total of 283 000 000 shares, corresponding to approximately 5.01% of the total number of shares and voting rights of Nokia.

Shares

The total number of Nokia shares on September 30, 2020, equaled 5 653 886 159. On September 30, 2020 Nokia and its subsidiary companies owned 36 826 039 Nokia shares, representing approximately 0.7% of the total number of Nokia shares and voting rights.

Proposed organizational changes referenced in this release may be subject to consultation with employee representatives in certain jurisdictions and are not considered final until such processes are completed.

October 29, 2020	22

Financial tables, unaudited

Financial statement information

October 29, 2020	23

Financial tables, unaudited

Consolidated income statement (condensed)

	Reported				Non-IFRS
EUR million	Q3'20	Q3'19	Q1-Q3'20	Q1-Q3'19	Q3'20	Q3'19	Q1-Q3'20	Q1-Q3'19
Net sales (notes 2, 3, 4)	5 294	5 686	15 299	16 412	5 294	5 688	15 301	16 441
Cost of sales	(3 317)	(3 717)	(9 539)	(10 798)	(3 313)	(3 682)	(9 516)	(10 677)
Gross profit (notes 2, 3)	1 976	1 969	5 760	5 614	1 981	2 006	5 785	5 765
Research and development expenses	(895)	(1 060)	(2 851)	(3 342)	(880)	(914)	(2 808)	(2 901)
Selling, general and administrative expenses	(644)	(739)	(2 086)	(2 326)	(558)	(643)	(1 820)	(2 020)
Other operating income and expenses	(87)	95	(380)	(263)	(57)	29	(133)	26
Operating profit/(loss) (notes 2, 3)	350	264	444	(318)	486	478	1 025	869
Share of results of associated companies and joint ventures	0	3	2	(8)	0	3	2	(8)
Financial income and expenses	(73)	(98)	(134)	(326)	(78)	(113)	(172)	(291)
Profit/(loss) before tax (note 2)	276	168	311	(653)	407	368	855	569
Income tax (expense)/benefit	(74)	(80)	(124)	108	(103)	(101)	(202)	(161)
Profit/(loss) from continuing operations (note 2)	203	87	187	(545)	305	267	653	409
Loss from discontinued operations	(6)	(2)	(7)	(8)	0	0	0	0
Profit/(loss) for the period	197	85	180	(553)	305	267	653	409
Attributable to:
Equity holders of the parent	193	82	170	(557)	300	264	642	404
Non-controlling interests	4	3	11	4	4	3	11	4

Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations	0.04	0.02	0.03	(0.10)	0.05	0.05	0.11	0.07
Profit/(loss) for the period	0.03	0.01	0.03	(0.10)	0.05	0.05	0.11	0.07
Diluted earnings per share
Continuing operations	0.04	0.01	0.03	(0.10)	0.05	0.05	0.11	0.07
Profit/(loss) for the period	0.03	0.01	0.03	(0.10)	0.05	0.05	0.11	0.07

Average number of shares ('000 shares)
Basic
Continuing operations	5 613 580	5 599 834	5 610 724	5 598 237	5 613 580	5 599 834	5 610 724	5 598 237
Profit/(loss) for the period	5 613 580	5 599 834	5 610 724	5 598 237	5 613 580	5 599 834	5 610 724	5 598 237
Diluted
Continuing operations	5 638 003	5 630 484	5 632 841	5 598 237	5 638 003	5 630 484	5 632 841	5 623 226
Profit/(loss) for the period	5 638 003	5 630 484	5 632 841	5 598 237	5 638 003	5 630 484	5 632 841	5 623 226

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

October 29, 2020	24

Financial tables, unaudited

Consolidated statement of comprehensive income (condensed)

	Reported
EUR million	Q3'20	Q3'19	Q1-Q3'20	Q1-Q3'19
Profit/(loss) for the period	197	85	180	(553)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	164	(262)	138	(506)
Income tax related to items that will not be reclassified to profit or loss	(33)	71	(25)	142
Items that may be reclassified subsequently to profit or loss:
Translation differences	(582)	497	(742)	607
Net investment hedges	156	(99)	205	(136)
Cash flow and other hedges	9	(26)	45	(19)
Financial assets at fair value through other comprehensive income	10	3	45	3
Other changes, net	0	(1)	3	(2)
Income tax related to items that may be reclassified subsequently to profit or loss	(35)	24	(58)	30
Other comprehensive (loss)/income, net of tax	(311)	206	(389)	119
Total comprehensive (loss)/income	(114)	291	(209)	(434)

Attributable to:
Equity holders of the parent	(117)	288	(218)	(439)
Non-controlling interests	3	3	9	5

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

October 29, 2020	25

Financial tables, unaudited

Consolidated statement of financial position (condensed)

EUR million	September 30, 2020	September 30, 2019	December 31, 2019
ASSETS
Goodwill	5 436	5 651	5 527
Other intangible assets	2 116	2 704	2 429
Property, plant and equipment	1 740	1 835	1 856
Right-of-use assets	832	852	912
Investments in associated companies and joint ventures	216	149	165
Non-current financial investments (note 8)	660	761	740
Deferred tax assets (note 6)	4 844	5 427	5 124
Other non-current financial assets (note 8)	385	402	445
Defined benefit pension assets (note 5)	4 948	4 475	4 830
Other non-current assets	211	259	292
Non-current assets	21 387	22 515	22 320
Inventories	2 745	3 642	2 936
Trade receivables (note 8)	4 136	4 538	5 025
Contract assets	1 380	1 682	1 489
Prepaid expenses and accrued income	937	1 090	908
Current income tax assets	339	398	279
Other current financial assets (note 8)	249	424	164
Current financial investments (note 8)	796	103	97
Cash and cash equivalents (note 8)	6 836	4 721	5 910
Current assets	17 417	16 598	16 808
Assets held for sale	0	2	0
Total assets	38 805	39 116	39 128

SHAREHOLDERS' EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	420	437	427
Treasury shares	(352)	(368)	(352)
Translation differences	(949)	(90)	(372)
Fair value and other reserves	1 568	682	1 382
Reserve for invested unrestricted equity	15 655	15 616	15 607
Accumulated deficit	(1 452)	(2 178)	(1 613)
Total capital and reserves attributable to equity holders of the parent	15 137	14 346	15 325
Non-controlling interests	83	79	76
Total equity	15 220	14 425	15 401
Long-term interest-bearing liabilities (notes 8, 10)	5 099	4 063	3 985
Long-term lease liabilities	719	734	771
Deferred tax liabilities	219	322	390
Defined benefit pension and post-retirement liabilities (note 5)	4 391	4 891	4 343
Contract liabilities	677	951	915
Deferred revenue and other long-term liabilities	580	745	712
Provisions (note 9)	527	592	556
Non-current liabilities	12 212	12 298	11 672
Short-term interest-bearing liabilities (notes 8, 10)	664	417	292
Short-term lease liabilities	212	239	259
Other financial liabilities (note 8)	831	879	803
Current income tax liabilities	164	175	187
Trade payables (note 8)	3 167	3 860	3 786
Contract liabilities	2 598	2 557	2 752
Accrued expenses, deferred revenue and other liabilities	3 032	3 470	3 323
Provisions (note 9)	705	795	653
Current liabilities	11 373	12 392	12 055
Total shareholders' equity and liabilities	38 805	39 116	39 128

Shareholders' equity per share, EUR	2.69	2.56	2.73
Number of shares (1 000 shares, excluding treasury shares)	5 617 060	5 603 281	5 605 581

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

October 29, 2020	26

Financial tables, unaudited

Consolidated statement of cash flows (condensed)

EUR million	Q3'20	Q3'19	Q1-Q3'20	Q1-Q3'19
Cash flow from operating activities
Profit/(loss) for the period	197	85	180	(553)
Adjustments	544	684	1 502	1 882
Depreciation and amortization	279	414	853	1 235
Impairment charges	5	91	26	89
Restructuring charges	60	59	237	378
Financial income and expenses	74	39	139	267
Income tax expense/(benefit)	77	75	126	(112)
Other	49	6	121	25
Cash from operations before changes in net working capital	741	769	1 682	1 329
Change in net working capital	(211)	(149)	(575)	(1 982)
Decrease in receivables	48	388	689	514
Decrease/(increase) in inventories	49	2	68	(390)
Decrease in non-interest-bearing liabilities	(308)	(539)	(1 332)	(2 106)
Cash from/(used in) operations	530	620	1 107	(653)
Interest received	8	8	24	34
Interest paid	(43)	(52)	(4)	(127)
Income taxes paid, net	(82)	(112)	(247)	(453)
Net cash from/(used in) operating activities	413	464	880	(1 199)
Cash flow from investing activities
Purchase of property, plant and equipment and intangible assets	(97)	(191)	(340)	(497)
Proceeds from sale of property, plant and equipment and intangible assets	3	7	5	18
Acquisition of businesses, net of cash acquired	0	0	(104)	0
Proceeds from disposal of businesses, net of disposed cash	4	0	11	19
Purchase of current financial investments	(410)	(71)	(801)	(420)
Proceeds from maturities and sale of current financial investments	9	63	100	932
Purchase of non-current financial investments	(20)	(12)	(44)	(89)
Proceeds from sale of non-current financial investments	20	32	77	113
(Purchase of)/proceeds from other long-term loans receivable	(1)	0	8	(22)
Other	(1)	(1)	3	2
Net cash (used in)/from investing activities	(493)	(173)	(1 085)	56
Cash flow from financing activities
Proceeds from sale/(purchase) of equity instruments of subsidiaries	2	0	0	(1)
Proceeds from long-term borrowings	0	3	1 593	1 002
Repayment of long-term borrowings	(19)	(1)	(230)	(766)
(Repayment)/proceeds from short-term borrowings	(64)	77	19	162
Payment of principal portion of lease liabilities	(60)	(60)	(183)	(187)
Dividends paid	(3)	(321)	(19)	(570)
Net cash (used in)/from financing activities	(144)	(302)	1 180	(360)
Translation differences	(28)	39	(49)	(37)
Net (decrease)/increase in cash and cash equivalents	(252)	28	926	(1 540)
Cash and cash equivalents at beginning of period	7 088	4 693	5 910	6 261
Cash and cash equivalents at end of period	6 836	4 721	6 836	4 721

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

October 29, 2020	27

Financial tables, unaudited

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested unrestricted equity	Accumulated deficit	Attributable to equity holders of the parent	Non- controlling interest	Total equity
December 31, 2018	246	436	(408)	(592)	1 063	15 606	(1 062)	15 289	82	15 371
Adoption of IFRS 16[1]	0	0	0	0	0	0	4	4	0	4
January 1, 2019	246	436	(408)	(592)	1 063	15 606	(1 058)	15 293	82	15 375
Loss for the period	0	0	0	0	0	0	(557)	(557)	4	(553)
Other comprehensive income	0	0	0	501	(381)	0	(2)	118	1	119
Total comprehensive loss	0	0	0	501	(381)	0	(559)	(439)	5	(434)
Share-based payment	0	69	0	0	0	0	0	69	0	69
Excess tax benefit on share-based payment	0	2	0	0	0	0	0	2	0	2
Settlement of share-based payment	0	(69)	41	0	0	11	0	(18)	0	(18)
Dividends	0	0	0	0	0	0	(560)	(560)	(8)	(567)
Acquisition of non-controlling interests	0	0	0	0	0	0	(1)	(1)	0	(1)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total transactions with owners	0	2	41	0	0	11	(562)	(509)	(8)	(516)
September 30, 2019	246	437	(368)	(90)	682	15 616	(2 178)	14 346	79	14 425

January 1, 2020	246	427	(352)	(372)	1 382	15 607	(1 613)	15 325	76	15 401
Profit for the period	0	0	0	0	0	0	170	170	11	180
Other comprehensive loss	0	0	0	(577)	186	0	2	(388)	(1)	(389)
Total comprehensive loss	0	0	0	(577)	186	0	172	(218)	9	(209)
Share-based payment	0	58	0	0	0	0	0	58	0	58
Excess tax benefit on share-based payment	0	(5)	0	0	0	0	0	(5)	0	(5)
Settlement of share-based payment	0	(60)	0	0	0	48	0	(12)	0	(12)
Dividends	0	0	0	0	0	0	0	0	(5)	(5)
Acquisition of non-controlling interests	0	0	0	0	0	0	(10)	(10)	0	(10)
Investment in subsidiary by non-controlling interest	0	0	0	0	0	0	0	0	2	2
Total transactions with owners	0	(7)	0	0	0	48	(10)	31	(3)	28
September 30, 2020	246	420	(352)	(949)	1 568	15 655	(1 452)	15 137	83	15 220

1Equity impact mainly relating to opening balance of subleases arising from the difference between right-of-use assets and lease receivables on adoption of IFRS 16, Leases, as of January 1, 2019.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

October 29, 2020	28

Financial tables, unaudited

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2019 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2019. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by management on October 29, 2020.

Net sales and operating profit of the Nokia Group, particularly in Networks and Nokia Software segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communication service providers.

Management has identified its geographic areas as the relevant category to present disaggregated revenue. Nokia's primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those geographic areas. Further, although Nokia’s technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions.  Each reportable segment, as described in note 3, "Segment Information", operates in every geographic area as described in note 4 "Net Sales". No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe. Each type of customer, as disclosed in note 4, "Net Sales", operates in all geographic areas.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect this obligation, Nokia derecognized the non-controlling interest and records a financial liability within current liabilities in line with the option exercise period. Any changes in the estimated future cash settlement are recorded within financial income and expense.

In 2016, Nokia entered into a strategic agreement with HMD global Oy (HMD) to grant HMD an exclusive global license to create Nokia-branded mobile phones and tablets for ten years in exchange for royalty payments on sales of Nokia-branded mobile products. In 2020, Nokia acquired an ownership interest in HMD as a result of the equity conversion of a convertible loan granted to HMD in 2019. As a result of the equity conversion, Nokia recorded an associated company investment equal to the book value of the converted loan of EUR 63 million. Following the equity conversion, Nokia records its share of the profits or losses of HMD within share of results of associated companies and joint ventures in the consolidated income statement.

COVID-19

The impact of COVID-19 on Nokia’s operations in 2020 has so far been primarily related to factory closures. At the end of Q3 2020, we were no longer experiencing factory closures related to COVID-19. In addition, in Q1 and Q2 2020, COVID-19 has affected the valuations of certain assets, including investments in non-publicly quoted assets through Nokia’s venture fund investments and pension plans, the valuation of which is inherently challenging in fast-moving market conditions. In Q3 2020, the valuation uncertainty has decreased compared to Q2 2020 but still remains elevated (refer to note 5 Pensions and other post-employment benefits and note 8 Fair value of financial instruments).

In relation to its financial statements as of September 30, 2020, Nokia has also considered the indicators of impairment of goodwill and other intangible assets, recoverability of deferred tax assets, valuation of inventories, and collectability of trade receivables and contract assets. Based on these assessments, COVID-19 is currently not expected to have long-term effects on Nokia’s financial performance that would require adjustments to the carrying amounts of goodwill and other intangible assets or deferred tax assets. Also, Nokia has not identified any material increase in the amount of bad debt or need to adjust the valuation of inventories due to COVID-19.

In addition, and in accordance with our prudent management of our capital structure, we took proactive steps to strengthen our liquidity position by raising EUR 1.0 billion of debt in Q2 2020, on a net basis.

Potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic.

October 29, 2020	29

Financial tables, unaudited

Non-IFRS and constant currency measures

Nokia presents financial information on reported, non-IFRS and constant currency basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia's underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

Non-IFRS or constant currency financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and either of these financial measures as used by Nokia may not be comparable to similarly titled measures used by other companies or persons.

Foreign exchange rates

Nokia’s net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

	Q3'20		Q3'19		Q2'20
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~25%	~25%	~25%	~25%	~25%
USD	~50%	~50%	~50%	~45%	~50%	~45%
CNY	~5%	~5%	~5%	~10%	~5%	~10%
Other	~20%	~20%	~20%	~20%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q3'20 balance sheet rate 1 EUR = 1.17 USD, end of Q3'19 balance sheet rate 1 EUR = 1.09 USD and end of Q2'20 balance sheet rate 1 EUR = 1.12 USD

New and amended standards and interpretations

The amendments to IFRS standards that became effective on January 1, 2020, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

October 29, 2020	30

Financial tables, unaudited

2. NON-IFRS TO REPORTED RECONCILIATION

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia's underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Q3'20
EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Non-IFRS	5 294	(3 313)	(880)	(558)	(57)	486	(78)	(103)	305
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(1)					(1)			0
Amortization of acquired intangible assets			(15)	(86)		(101)		22	(78)
Restructuring and associated charges		(4)		(1)	(115)	(120)		24	(96)
Gain on defined benefit plan amendment					90	90		(18)	72
Impairment of assets, net of impairment reversals					(5)	(5)		1	(4)
Change in financial liability to acquire NSB non-controlling interest						0	5		5
Total non-IFRS exclusions	(1)	(4)	(15)	(87)	(30)	(136)	5	29	(102)
Reported	5 294	(3 317)	(895)	(644)	(87)	350	(73)	(74)	203

Q3'19
EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Non-IFRS	5 688	(3 682)	(914)	(643)	29	478	(113)	(101)	267
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(2)					(2)		1	(2)
Amortization of acquired intangible assets			(143)	(88)		(231)		53	(177)
Transaction and related costs, including integration costs				(9)	2	(6)		1	(5)
Restructuring and associated charges		(11)			(62)	(73)		15	(58)
Product portfolio strategy costs		(24)	(4)		(20)	(48)		10	(38)
Gain on defined benefit plan amendment					168	168		(34)	134
Impairment of assets, net of impairment reversals					(22)	(22)		4	(18)
Costs associated with contract exit						0	(3)	1	(2)
Change in financial liability to acquire NSB non-controlling interest						0	18		18
Deferred tax expense due to tax rate changes						0		(31)	(31)
Total non-IFRS exclusions	(2)	(35)	(146)	(97)	66	(214)	15	20	(180)
Reported	5 686	(3 717)	(1 060)	(739)	95	264	(98)	(80)	87

October 29, 2020	31

Financial tables, unaudited

Q1-Q3'20
EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Non-IFRS	15 301	(9 516)	(2 808)	(1 820)	(133)	1 025	(172)	(202)	653
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(2)					(2)		1	(1)
Amortization of acquired intangible assets			(43)	(265)		(308)		69	(239)
Transaction and related costs, including integration costs				(1)		(1)			(1)
Restructuring and associated charges		(24)			(313)	(337)		66	(271)
Gain on defined benefit plan amendment					90	90		(18)	72
Impairment of assets, net of impairment reversals					(25)	(25)		5	(20)
Gain on sale of fixed assets					2	2			1
Costs associated with contract exit		1				1			1
Change in financial liability to acquire NSB non-controlling interest						0	37		37
Legal entity restructuring						0		(45)	(45)
Total non-IFRS exclusions	(2)	(23)	(43)	(266)	(247)	(581)	37	78	(466)
Reported	15 299	(9 539)	(2 851)	(2 086)	(380)	444	(134)	(124)	187

Q1-Q3'19
EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations
Non-IFRS	16 441	(10 677)	(2 901)	(2 020)	26	869	(291)	(161)	409
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(7)				3	(4)		1	(3)
Amortization of acquired intangible assets			(427)	(263)		(690)		160	(530)
Transaction and related costs, including integration costs		(1)		(42)	2	(40)		8	(32)
Restructuring and associated charges	(22)	(32)		(1)	(410)	(465)		93	(372)
Product portfolio strategy costs		(89)	(14)		(20)	(123)		25	(98)
Gain on defined benefit plan amendment					168	168		(34)	134
Impairment of assets, net of impairment reversals					(19)	(19)		2	(17)
Divestment of businesses		(1)			(1)	(2)			(2)
Operating model integration					(12)	(12)		30	19
Costs associated with contract exit		1			(1)	0	(68)	13	(54)
Change in financial liability to acquire NSB non-controlling interest						0	33		33
Deferred tax expense due to tax rate changes						0		(31)	(31)
Total non-IFRS exclusions	(29)	(121)	(441)	(306)	(289)	(1 187)	(35)	268	(954)
Reported	16 412	(10 798)	(3 342)	(2 326)	(263)	(318)	(326)	108	(545)

October 29, 2020	32

Financial tables, unaudited

3. SEGMENT INFORMATION

Nokia has three reportable segments for financial reporting purposes: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Networks reportable segment consists of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

In addition, Nokia provides net sales disclosure for the following businesses within Networks reportable segment: (i) Mobile Access (comprises Mobile Networks and Global Services operating segments), (ii) Fixed Access (comprises Fixed Networks operating segment), (iii) IP Routing (comprises part of IP/Optical Networks operating segment) and (iv) Optical Networks (comprises part of IP/Optical Networks operating segment).

Non-IFRS exclusions are not allocated to the segments. For more information on the segment reporting, refer to note 5, "Segment information", of Nokia's Annual Report for 2019.

Networks

Networks comprises Mobile Networks, Global Services, Fixed Networks and IP/Optical Networks operating segments.

The Mobile Networks operating segment focuses on mobile radio including macro radio base stations, small cells and cloud-based radio solutions, as well as microwave radio links and cloud computing HW, for communication service providers and enterprises.

Global Services operating segment provides a wide range of professional services with multi-vendor capabilities, covering network planning and optimization, network implementation, systems integration as well as company-wide managed services.

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

The IP/Optical Networks operating segment provides IP routing, packet core and optical transport systems, each with their own software and services to build high capacity network infrastructure for the internet and global connectivity.

Nokia Software

The Nokia Software operating segment offers the cloud core software portfolio in addition to software applications spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience.

Nokia Technologies

The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Networks, Nokia Software and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

October 29, 2020	33

Financial tables, unaudited

Q3'20

EUR million	Networks[1]	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions	Nokia Total
Net sales	4 112	585	331	275	(9)	5 294	(1)	5 294
Cost of sales	(2 764)	(300)	(4)	(254)	9	(3 313)	(4)	(3 317)
Gross profit	1 348	285	328	21	0	1 981	(5)	1 976
Gross margin %	32.8%	48.7%	99.1%	7.6%		37.4%		37.3%
Research and development expenses	(666)	(105)	(37)	(72)	0	(880)	(15)	(895)
Selling, general and administrative expenses	(387)	(87)	(18)	(65)	0	(558)	(87)	(644)
Other operating income and expenses	(32)	(6)	2	(21)	0	(57)	(30)	(87)
Operating profit/(loss)	263	87	274	(138)	0	486	(136)	350
Operating margin %	6.4%	14.9%	82.8%	(50.2)%		9.2%		6.6%
Depreciation and amortization	(137)	(19)	(8)	(14)	0	(178)	(101)	(279)
Share of results of associated companies and joint ventures	(1)	0	1	0	0	0	0	0
EBITDA	399	106	282	(124)	0	663	(35)	628

¹Mobile Access net sales of EUR 2 500 million, Fixed Access net sales of EUR 453 million, IP Routing net sales of EUR 696 million and Optical Networks net sales of EUR 463 million.

Q3'19

EUR million	Networks[1]	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions	Nokia Total
Net sales	4 434	677	358	236	(17)	5 688	(2)	5 686
Cost of sales	(3 144)	(319)	(8)	(228)	17	(3 682)	(35)	(3 717)
Gross profit	1 289	358	350	8	0	2 006	(38)	1 969
Gross margin %	29.1%	52.9%	97.8%	3.4%		35.3%		34.6%
Research and development expenses	(703)	(111)	(26)	(74)	0	(914)	(146)	(1 060)
Selling, general and administrative expenses	(464)	(94)	(25)	(60)	0	(643)	(97)	(739)
Other operating income and expenses	6	2	(6)	27	0	29	66	95
Operating profit/(loss)	128	156	294	(100)	0	478	(214)	264
Operating margin %	2.9%	23.0%	82.1%	(42.4)%		8.4%		4.6%
Depreciation and amortization	(140)	(22)	(8)	(14)	0	(184)	(231)	(414)
Share of results of associated companies and joint ventures	3	0	0	0	0	3	0	3
EBITDA	271	178	301	(86)	0	665	16	681

¹Mobile Access net sales of EUR 2 861 million, Fixed Access net sales of EUR 466 million, IP Routing net sales of EUR 716 million and Optical Networks net sales of EUR 390 million.

Q1-Q3'20

EUR million	Networks[1]	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions	Nokia Total
Net sales	11 825	1 795	1 020	691	(29)	15 301	(2)	15 299
Cost of sales	(7 925)	(901)	(8)	(712)	29	(9 516)	(23)	(9 539)
Gross profit	3 900	894	1 012	(21)	0	5 785	(25)	5 760
Gross margin %	33.0%	49.8%	99.2%	(3.0)%		37.8%		37.6%
Research and development expenses	(2 126)	(342)	(109)	(231)	0	(2 808)	(43)	(2 851)
Selling, general and administrative expenses	(1 283)	(290)	(58)	(189)	0	(1 820)	(266)	(2 086)
Other operating income and expenses	(60)	(17)	1	(57)	0	(133)	(247)	(380)
Operating profit/(loss)	431	246	846	(499)	0	1 025	(581)	444
Operating margin %	3.6%	13.7%	82.9%	(72.2)%		6.7%		2.9%
Depreciation and amortization	(418)	(61)	(24)	(41)	0	(545)	(308)	(853)
Share of results of associated companies and joint ventures	2	0	1	0	0	2	0	2
EBITDA	852	307	871	(458)	0	1 572	(273)	1 299

¹Mobile Access net sales of EUR 7 425 million, Fixed Access net sales of EUR 1 242 million, IP Routing net sales of EUR 1 936 million and Optical Networks net sales of EUR 1 221 million.

Q1-Q3'19

EUR million	Networks[1]	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions	Nokia Total
Net sales	12 770	1 898	1 112	720	(58)	16 441	(29)	16 412
Cost of sales	(9 052)	(963)	(26)	(694)	58	(10 677)	(121)	(10 798)
Gross profit	3 718	935	1 086	26	0	5 765	(150)	5 614
Gross margin %	29.1%	49.3%	97.7%	3.6%		35.1%		34.2%
Research and development expenses	(2 228)	(347)	(85)	(242)	0	(2 901)	(441)	(3 342)
Selling, general and administrative expenses	(1 456)	(295)	(75)	(194)	0	(2 020)	(306)	(2 326)
Other operating income and expenses	(41)	(8)	(7)	81	0	26	(289)	(263)
Operating profit/(loss)	(7)	286	919	(329)	0	869	(1 187)	(318)
Operating margin %	(0.1)%	15.1%	82.6%	(45.7)%		5.3%		(1.9)%
Depreciation and amortization	(419)	(63)	(23)	(39)	0	(544)	(690)	(1 235)
Share of results of associated companies and joint ventures	(8)	0	0	0	0	(8)	0	(8)
EBITDA	405	349	942	(290)	0	1 406	(497)	909

¹Mobile Access net sales of EUR 8 158 million, Fixed Access net sales of EUR 1 339 million, IP Routing net sales of EUR 2 076 million and Optical Networks net sales of EUR 1 197 million.

October 29, 2020	34

Financial tables, unaudited

4. NET SALES

Net sales by geographic area

EUR million	Q3'20	Q3'19	YoY change	Q1-Q3'20	Q1-Q3'19	YoY change
Asia-Pacific	906	1 198	(24)%	2 740	3 173	(14)%
Europe	1 686	1 614	4%	4 721	4 725	0%
Greater China	345	425	(19)%	955	1 374	(30)%
Latin America	223	341	(35)%	720	1 005	(28)%
Middle East & Africa	482	402	20%	1 333	1 257	6%
North America	1 651	1 705	(3)%	4 830	4 877	(1)%
Total	5 294	5 686	(7)%	15 299	16 412	(7)%

Net sales by customer type

EUR million	Q3'20	Q3'19	YoY change	Q1-Q3'20	Q1-Q3'19	YoY change
Communication service providers	4 316	4 780	(10)%	12 561	13 742	(9)%
Enterprise	383	333	15%	1 070	910	18%
Licensees	331	358	(8)%	1 020	1 112	(8)%
Other[1]	264	215	23%	648	648	0%
Total	5 294	5 686	(7)%	15 299	16 412	(7)%

1Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communication service providers and enterprise customers.

5. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. 96% of Nokia’s defined benefit liability and 98% of assets were remeasured as of September 30, 2020. Nokia's pension and Opeb plans in the United States have been remeasured by an external actuary and the main pension plans outside of the United States have been remeasured based upon updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment plans is considered not material. As of September 30, 2020, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives as of December 31, 2019): U.S. Pension 2.03% (2.83%), U.S. Opeb 2.05% (2.82%), Germany 0.61% (0.78%) and U.K. 1.46% (1.92%).

The funded status of Nokia’s defined benefit plans (before the effect of the asset ceiling) increased from EUR 1 443 million, or 105.7%, as of June 30, 2020 to EUR 1 748 million, or 107.1% as of September 30, 2020. As of September 30, 2020, the global defined benefit plan asset portfolio was invested approximately 78% in fixed income, 5% in equities and 17% in other asset classes, mainly private equity and real estate. The actuarial gains recognized in the first quarter of 2020 driven by increases in discount rates and positive asset returns were more than offset in the second quarter by a sharp decline in discount rates partially offset by positive asset returns. The actuarial gains recognized in the third quarter of 2020 were driven by continued positive asset returns. The valuation of private equity assets has a higher degree of uncertainty related to unobservable inputs in the current market conditions caused by COVID-19 outbreak and the monetary and fiscal measures taken to support the global economy. As a result, fair values of private equity assets may fluctuate in future quarters.

Change in pension and post-retirement net asset/(liability)

	September 30, 2020			September 30, 2019			December 31, 2019
EUR million	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total	Pensions[1]	US Opeb	Total
Net asset/(liability) recognized at January 1	2 348	(1 861)	487	1 884	(1 987)	(103)	1 884	(1 987)	(103)
Recognized in income statement	(178)	53	(125)	(85)	114	29	(130)	99	(31)
Recognized in other comprehensive income	214	(76)	138	(307)	(199)	(506)	514	(100)	414
Contributions and benefits paid	138	1	139	134	11	145	187	14	201
Exchange differences and other movements[2]	(156)	74	(82)	137	(118)	19	(107)	113	6
Net asset/(liability) recognized at the end of the period	2 366	(1 809)	557	1 763	(2 179)	(416)	2 348	(1 861)	487

1Includes pensions, retirement indemnities and other post-employment plans.

2Includes Section 420 transfers, medicare subsidies, and other transfers.

Funded status

EUR million	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Defined benefit obligation	(24 450)	(25 499)	(24 913)	(24 663)	(26 795)
Fair value of plan assets	26 198	26 942	26 995	26 180	27 241
Funded status	1 748	1 443	2 082	1 517	446
Impact of the asset ceiling	(1 191)	(1 045)	(1 042)	(1 030)	(862)
Net asset/(liability) recognized at the end of the period	557	398	1 040	487	(416)

October 29, 2020	35

Financial tables, unaudited

6. DEFERRED TAXES

At September 30, 2020, Nokia has recognized deferred tax assets of EUR 4.8 billion (EUR 5.1 billion at December 31, 2019), majority of which relate to unused tax losses, unused tax credits and deductible temporary differences in Finland (EUR 2.8 billion) and the United States (EUR 1.0 billion).

Nokia continually evaluates the probability of utilizing its deferred tax assets. As it relates to Finland, Nokia has considered the following favorable and unfavorable factors in its assessment:

• The recent years’ cumulative profitability in Finland, excluding certain integration costs related to the acquisition of Alcatel Lucent, which are considered as non-recurring in nature,

• The historical and expected future positive impact on Finnish taxable income from the Nokia Technologies business,

• The risks and investments related to 5G roll-out and risks related to COVID-19, and

• The relevant attributes underlying the deferred tax assets are generally not subject to expiry.

Based on its assessment, Nokia has concluded that it is probable that it will be able to utilize the unused tax losses, unused tax credits and deductible temporary differences in Finland. Nokia will continue to monitor the above factors, including in particular its actual profit record, in the upcoming periods and it is possible that later assessments in respect of the utilization of Finnish deferred tax assets may differ from the current conclusion. We considered the risks and uncertainties related to COVID-19 in our assessment in the third quarter of 2020, however, should the risks and uncertainties related to the scope and duration of the COVID-19 impact be more significant or the pace and shape of the economic recovery following the pandemic be slower than expected, we may be required to reassess this conclusion.

As it relates to the United States, Nokia has an established pattern of sufficient profitability to conclude that it is probable that it will be able to utilize the deferred tax assets.

At September 30, 2020, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at December 31, 2019), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

7. CASH POSITION AND FREE CASH FLOW

Net cash and current financial investments

EUR million	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Current financial investments	796	399	156	97	103
Cash and cash equivalents	6 836	7 088	6 159	5 910	4 721
Total cash and current financial investments	7 632	7 487	6 315	6 007	4 824
Long-term interest-bearing liabilities[1]	5 099	5 181	4 157	3 985	4 063
Short-term interest-bearing liabilities[1]	664	756	838	292	417
Total interest-bearing liabilities	5 763	5 937	4 995	4 277	4 480
Net cash and current financial investments	1 869	1 550	1 320	1 730	344

1Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q3'20	Q3'19	Q1-Q3'20	Q1-Q3'19
Net cash from/(used in) operating activities	413	464	880	(1 199)
Purchase of property, plant and equipment and intangible assets	(97)	(191)	(340)	(497)
Proceeds from sale of property, plant and equipment and intangible assets	3	7	5	18
Purchase of non-current financial investments	(20)	(12)	(44)	(89)
Proceeds from sale of non-current financial investments	20	32	77	113
Free cash flow	319	300	578	(1 654)

October 29, 2020	36

Financial tables, unaudited

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, "Significant accounting policies" and note 24, "Fair value of financial instruments", of our Annual Report for 2019. Items carried at fair value in the following table are measured at fair value on a recurring basis.

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income
At September 30, 2020		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	0	0	660	0	0	0	660	660
Other non-current financial assets	115	0	102	5	0	163	0	385	385
Other current financial assets including derivatives	28	0	189	8	0	24	0	249	249
Trade receivables	0	0	0	0	0	4 136	0	4 136	4 136
Current financial investments	68	0	724	0	0	4	0	796	796
Cash and cash equivalents	4 262	0	2 574	0	0	0	0	6 836	6 836
Total financial assets	4 473	0	3 589	673	0	4 327	0	13 062	13 062
Long-term interest-bearing liabilities	5 099	0	0	0	0	0	0	5 099	5 134
Other long-term financial liabilities	0	0	10	13	0	0	0	23	23
Short-term interest-bearing liabilities	664	0	0	0	0	0	0	664	665
Other short-term financial liabilities including derivatives	0	0	240	591	0	0	0	831	831
Trade payables	3 167	0	0	0	0	0	0	3 167	3 167
Total financial liabilities	8 930	0	250	604	0	0	0	9 784	9 820

EUR million	Carrying amounts								Fair value
	Amortized cost	Fair value through profit or loss			Fair value through other comprehensive income
At December 31, 2019		Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
Non-current financial investments	0	0	0	740	0	0	0	740	740
Other non-current financial assets	165	0	171	6	0	103	0	445	430
Other current financial assets including derivatives	46	0	81	0	0	37	0	164	164
Trade receivables	0	0	0	0	0	5 025	0	5 025	5 025
Current financial investments	42	0	51	0	0	4	0	97	97
Cash and cash equivalents	4 090	0	1 820	0	0	0	0	5 910	5 910
Total financial assets	4 343	0	2 123	746	0	5 169	0	12 381	12 366
Long-term interest-bearing liabilities	3 985	0	0	0	0	0	0	3 985	4 056
Other long-term financial liabilities	0	0	10	20	0	0	0	30	30
Short-term interest-bearing liabilities	292	0	0	0	0	0	0	292	292
Other short-term financial liabilities including derivatives	0	0	164	639	0	0	0	803	803
Trade payables	3 786	0	0	0	0	0	0	3 786	3 786
Total financial liabilities	8 063	0	174	659	0	0	0	8 896	8 967

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows. Majority of the venture funds invest in digital health, software and enterprise sectors and the quantitative impact of COVID-19 pandemic on fair values of the venture fund investments has been limited to date. At September 30, 2020, the fair valuation of venture fund investments has elevated degree of uncertainty related to unobservable inputs in the current market conditions caused by COVID-19 outbreak, but to a lesser degree than in the first half of 2020.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EUR million	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance at December 31, 2019	746	(659)
Net (losses)/gains in income statement	(66)	56
Additions	38	0
Deductions	(50)	0
Other movements	5	(1)
Balance at September 30, 2020	673	(604)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net loss of EUR 22 million (net gain of EUR 73 million in 2019) related to level 3 financial instruments held at September 30, 2020, was included in the profit and loss during 2020.

October 29, 2020	37

Financial tables, unaudited

9. PROVISIONS

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other[1]	Total
At January 1, 2020	377	51	167	50	75	127	81	281	1 209
Translation differences	(1)	(1)	0	0	(7)	(3)	(1)	(28)	(41)
Reclassification	0	0	0	0	0	0	0	9	9
Charged to income statement	237	(2)	95	73	10	7	83	17	520
Additional provisions	275	0	116	73	15	7	124	43	653
Changes in estimates	(38)	(2)	(21)	0	(5)	0	(41)	(26)	(133)
Utilized during period[2]	(299)	0	(83)	(2)	(12)	(13)	(29)	(27)	(465)
At September 30, 2020	314	48	179	121	66	118	134	252	1 232

1Other provisions include provisions for various obligations such as indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

2The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 85 million remained in accrued expenses as of September 30, 2020.

10. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	Nominal (million)	Final maturity	September 30, 2020	September 30, 2019	December 31, 2019
Nokia Corporation	1.00% Senior Notes[1]	EUR	350	March 2021	350	499	499
Nokia Corporation	3.375% Senior Notes	USD	500	June 2022	438	458	445
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	763	772	766
Nokia Corporation	EIB R&D Loan[2]	EUR	500	February 2025	500	0	0
Nokia Corporation	NIB R&D Loan[3]	EUR	250	May 2025	250	250	250
Nokia Corporation	2.375% Senior Notes[1]	EUR	500	May 2025	496	0	0
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2026	763	766	765
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	471	473	452
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	63	68	66
Nokia Corporation	3.125% Senior Notes[1]	EUR	500	May 2028	497	0	0
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	177	190	185
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	569	548	517
Nokia Corporation and various subsidiaries	Other liabilities				426	456	332
Total					5 763	4 480	4 277

1Nokia issued EUR 500 million 2.375% Senior Notes due 2025 and EUR 500 million 3.125% Senior Notes due 2028 under its EUR 5 billion Euro Medium Term Note Programme in May 2020. The proceeds of the new notes were partially used to redeem EUR 150 million of the 1.00% Senior Notes due 2021.

2Nokia drew EUR 500 million loan from the European Investment Bank (EIB) in February 2020.

3The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.

Significant credit facilities and funding programs:

				Utilized
Committed / Uncommitted	Financing arrangement	Currency	Nominal (million)	September 30, 2020	September 30, 2019	December 31, 2019
Committed	Revolving Credit Facility[1]	EUR	1 500	0	0	0
Uncommitted	Finnish Commercial Paper Programme	EUR	750	0	0	0
Uncommitted	Euro-Commercial Paper Programme[2]	EUR	1 500	0	0	0
Uncommitted	Euro Medium Term Note Programme[3]	EUR	5 000	2 850	2 000	2 000

1Nokia exercised its option to extend the maturity date of the Revolving Credit Facility in June 2020. Subsequent to the extension, the facility has its maturity in June 2025 with a one-year extension option remaining, except for EUR 88 million having its maturity in June 2024.

2Nokia established the Euro-Commercial Paper Programme in September 2020.

3All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

October 29, 2020	38

Financial tables, unaudited

11. COMMITMENTS AND CONTINGENCIES

EUR million	September 30, 2020	September 30, 2019	December 31, 2019
Contingent liabilities on behalf of Group companies
Guarantees issued by financial institutions
Commercial guarantees[1]	1 150	1 188	1 190
Non-commercial guarantees	421	535	531
Corporate guarantees[2]
Commercial guarantees[1]	823	1 052	969
Non-commercial guarantees	54	361	54
Financing commitments
Customer finance commitments	187	400	303
Venture fund commitments	207	271	244
Other contingent liabilities and financing commitments[3]
Other guarantees and financing commitments	17	37	15

1In commercial guarantees, Nokia reports guarantees that are issued in the normal course of business to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds and warranty bonds.

2In corporate guarantees, Nokia reports guarantees with primary obligation that have been issued to Nokia's customers and other third parties.

3Other contingent liabilities and financing commitments exclude committed lease contracts that have not yet commenced and purchase obligations. Refer to note 30, Commitments and contingencies, of our Annual Report for 2019.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

October 29, 2020	39

Financial tables, unaudited

12. PERFORMANCE MEASURES

In the reporting of financial information, Nokia has adopted various performance measures of historical or future financial performance, position or cash flows other than those defined or specified under International Financial Reporting Standards (IFRS). These measures are not defined by IFRS and therefore may not be directly comparable with financial measures used by other companies, including those in Nokia’s industry. The following table provides summarized information on the performance measures included in this interim report.

Performance measure	Definition	Purpose
Key performance measures
Non-IFRS measures	Non-IFRS measures exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia's underlying business performance. Refer to note 2, "Non-IFRS to reported reconciliation".	We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the non-IFRS items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is used in determining management remuneration.
Constant currency measures	When financial measures are reported on a constant currency basis, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency measures exclude the impact of changes in exchange rates during the current period in comparison to euro.	We provide additional information on a constant currency basis in order to better reflect the underlying business performance.
Other performance measures
Recurring/One-time measures	Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.	We use recurring/one-time measures to improve comparability between financial periods.
Total cash and current financial investments ("Total cash")	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and current financial investments ("Net cash")	Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Refer to note 7, "Cash position and free cash flow".	Net cash and current financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia's operating performance.
Adjusted profit/(loss)	Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows.	We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows.
Free cash flow	Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. Refer to note 7, "Cash position and free cash flow".	Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.
Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.
Charges and cash outflows related to network equipment swaps	Charges and cash outflows related to product portfolio integration for key customers.	We use charges and cash outflows related to network equipment swaps to measure the progress of our integration and transformation activities.

October 29, 2020	40

Risks and forward-looking statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; M) expectations regarding our customers' future actions, including our customers’ capital expenditure constraints and our ability to satisfy customer’s needs and retain their business; and N) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies' ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return (if any) we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

October 29, 2020	41

This financial report was authorized for issue by management on October 29, 2020.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•	Nokia plans to publish its fourth quarter and full year 2020 results on February 4, 2021.

October 29, 2020	42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate